FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of March 31, 2019.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED

MARCH 31, 2019

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	03.31.19	12.31.18
ASSETS
Cash and deposits in banks	7	103,990,452	99,105,461
Cash		15,101,825	15,570,831
Financial institutions and correspondents		88,888,627	83,534,630
Argentine Central Bank (BCRA)		81,997,669	75,503,977
Other in the country and abroad		6,890,958	8,030,653
Debt securities at fair value through profit or loss	8	2,049,715	7,508,099
Derivatives	9	820,604	591,418
Repo transactions	10	21,425,035	12,861,116
Other financial assets	11	9,888,314	9,647,526
Loans and other financing	12	185,305,934	181,422,347
Non-financial government sector		439	207
Argentine Central Bank (BCRA)		1,518	383
Other financial institutions		6,299,656	9,583,842
Non-financial private sector and residents abroad		179,004,321	171,837,915
Other debt securities	13	40,541,600	23,742,631
Financial assets pledged as collateral	14	5,278,301	4,703,064
Current income tax assets	15 a)	385	385
Investments in equity instruments	16	1,893,207	129,538
Investments in associates	17	1,859,414	1,752,322
Property and equipment	18	11,609,063	9,816,116
Intangible assets	19	542,565	510,912
Deferred income tax assets		274,386	194,036
Other non-financial assets	20	2,203,245	2,135,859
Non-currrent assets held for sale	21	59,776	493,373

TOTAL ASSETS		387,741,996	354,614,203

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	03.31.19	12.31.18
LIABILITIES
Deposits	22 and Exhibit H	278,707,027	259,509,061
Non-financial government sector		1,666,961	1,544,761
Financial sector		230,106	294,122
Non-financial private sector and residents abroad		276,809,960	257,670,178
Liabilities at fair value through profit or loss	23	1,969,005	692,270
Derivatives	9	1,611,843	1,377,259
Repo transactions	10	—	14,321
Other financial liabilities	24	29,306,624	28,189,392
Financing received from the BCRA and other financial institutions	25	5,999,754	5,527,525
Corporate bonds issued	26	4,228,208	2,473,690
Current income tax liabilities	15 b)	5,792,030	3,676,444
Provisions	27 and Exhibit J	3,861,057	3,620,723
Deferred income tax liabilities		65,808	57,725
Other non-financial liabilities	28	11,791,812	10,894,016

TOTAL LIABILITIES		343,333,168	316,032,426

EQUITY
Share capital	30	612,660	612,660
Non-capitalized contributions		6,735,977	6,735,977
Capital adjustments		312,979	312,979
Reserves		17,424,932	17,424,932
Retained earnings		13,470,092	3,856,405
Other accumulated comprehensive income		(188,995)	(4,975)
Income for the period		6,007,619	9,613,687

Equity attributable to owners of the Parent		44,375,264	38,551,665
Equity attributable to non-controlling interests		33,564	30,112

TOTAL EQUITY		44,408,828	38,581,777

TOTAL LIABILITIES AND EQUITY		387,741,996	354,614,203

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits	2019	2018
Interest income	31	18,375,643	7,914,035
Interest expense	32	(8,624,392)	(2,808,837)

Net interest income		9,751,251	5,105,198

Commission income	33	3,814,183	2,286,386
Commission expenses	34	(2,319,368)	(1,354,822)

Net commission income		1,494,815	931,564

Net income from financial instruments at fair value through profit or loss	35	2,464,277	309,176
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	36	(4,183)	1,367
Foreign exchange and gold gains/(losses)	37	1,174,542	695,250
Other operating income	38	3,390,923	1,490,763
Loan loss allowances	Exhibit R	(2,358,139)	(526,194)

Net operating income		15,913,486	8,007,124

Personnel benefits	39	(2,712,587)	(1,957,189)
Administrative expenses	40	(2,044,423)	(1,508,192)
Depreciation and amortization	41	(358,361)	(199,042)
Other operating expenses	42	(2,538,043)	(2,153,710)

Operating income		8,260,072	2,188,991

Income from associates		117,003	39,877

Income before income tax		8,377,075	2,228,868

Income tax	15 c)	(2,366,004)	(662,724)

Income for the period		6,011,071	1,566,144

Income for the period attributable to:
Owners of the Parent		6,007,619	1,545,298
Non-controlling interests		3,452	20,846

EARNINGS PER SHARE

AS OF MARCH 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	03.31.19	03.31.18
Numerator:
Net income attributable to owners of the Parent	6,007,619	1,545,298
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	6,007,619	1,545,298
Denominator:
Weighted average of outstanding common shares for the period	612,659,638	588,595,588
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,659,638	588,595,588
Basic earnings per share (stated in thousands of pesos)	9.8058	2.6254
Diluted earnings per share (stated in thousands of pesos) (1)	9.8058	2.6254

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2019 AND 2018

(stated in thousands of pesos)

	2019	2018
Income for the period	6,011,071	1,566,144
Other comprehensive income components to be reclassified to income/(loss) for the period:
Profit or losses from financial instruments at fair value through OCI
Loss for the period on financial instruments at fair value through OCI	(281,501)	(11,231)
Reclassication adjustment for the period	4,183	34,805
Income tax	103,203	(10,441)

	(174,115)	13,133

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss on the Share in OCI from associates and joint ventures at equity method	(9,905)	(7,958)

	(9,905)	(7,958)

Total Other Comprehensive (Loss)/Income to be reclassified to income/(loss) for the period	(184,020)	5,175
Total Other Comprehensive (Loss)/Income for the period	(184,020)	5,175

Total comprehensive income	5,827,051	1,571,319

Total comprehensive income:
Attributable to owners of the Parent	5,823,599	1,550,473
Attributable to non-controlling interests	3,452	20,846

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2019

(stated in thousands of pesos)

	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the Parent	Total equity attributable to non - controlling interests	Total equity
Balance at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	30,112	38,581,777
Total comprehensive income for the period
- Income for the period	—	—	—	—	—	—	—	6,007,619	6,007,619	3,452	6,011,071
- Other Comprehensive Income/(Loss) for the period	—	—	—	(174,115)	(9,905)	—	—	—	(184,020)	—	(184,020)

Balances at fiscal period-end	612,660	6,735,977	312,979	(286,727)	97,732	4,802,904	12,622,028	19,477,711	44,375,264	33,564	44,408,828

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	03.31.19	03.31.18
Cash flows from operating activities
Income before Income Tax	8,377,075	2,228,868
Adjustments to obtain cash flows from operating activities:	(8,972,170)	(549,604)
Depreciation and amortization	358,361	199,042
Loan loss allowance	2,358,138	526,194
Effect of foreign exchange changes	(8,037,189)	(1,372,835)
Income/(loss) from sale of Prisma	(2,695,720)	—
Other adjustments	(955,760)	97,995
Net decreases from operating assets:	(26,270,111)	(11,160,653)
Debt securities at fair value through profit or loss	5,458,384	4,892,728
Derivatives	(229,186)	(23,920)
Repo transactions	(8,563,919)	(814,162)
Loans and other financing	(3,795,226)	(11,981,452)
Non-financial government sector	(232)	76
Other financial institutions	3,283,051	(325,718)
Non-financial private sector and residents abroad	(7,078,045)	(11,655,810)
Other debt securities	(16,973,084)	1,723,891
Financial assets pledged as collateral	(575,237)	(674,791)
Investments in equity instruments	—	(17,969)
Other assets	(1,591,843)	(4,264,978)
Net increases from operating liabilities:	21,369,369	7,341,924
Deposits	19,197,966	6,421,365
Non-financial government sector	122,200	210,045
Financial sector	(64,016)	(64,087)
Non-financial private sector and residents abroad	19,139,782	6,275,407
Liabilities at fair value through profit or loss	1,276,735	—
Derivatives	234,584	15,669
Repo transactions	(14,321)	293,774
Other liabilities	674,405	611,116
Income tax paid	(246,183)	(214,758)

Total cash flows used in operating activities	(5,742,020)	(2,354,223)

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	03.31.19	03.31.18
Cash flows from investing activities:
Payments:	(411,518)	(319,653)
Purchase of property and equipment, intangible assets and other assets	(411,518)	(311,695)
Other payments related to investing activities	—	(7,958)
Collections:	1,729,915	8,114
Sale of investments in equity instruments	1,729,915	8,114
Total cash flows generated by / (used in) investing activities	1,318,397	(311,539)

Cash flows from financing activities
Payments:	(347,975)	(221,084)
Non-subordinated corporate bonds	(209,616)	(213,306)
BCRA	(8,746)	(7,778)
Lease payments	(129,613)	—
Collections:	1,619,400	196,000
Non-subordinated corporate bonds	1,619,400	—
Other collections related to financing activities	—	196,000

Total cash flows generated by / (used in) financing activities	1,271,425	(25,084)

Effect of exchange rate changes on cash and cash equivalents	8,037,189	1,372,835
Total changes in cash flows

	4,884,991	(1,318,011)

Cash and cash equivalents at the beginning of the year (Note 7)	99,105,461	38,235,942

Cash and cash equivalents at fiscal period end (Note 7)	103,990,452	36,917,931

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS FOR

THE FISCAL PERIOD ENDED MARCH 31, 2019

(Stated in thousands of pesos)

1.	General information

BBVA Banco Francés S.A. (hereinafter, either “BBVA Francés”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 252 national branches.

Since December 1996, BBVA Francés is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (BBVA or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of March 31, 2019.

On April 26, 2019, the Shareholders’ Meeting approved the Entity’s change of corporate name. In this sense, the corporation (sociedad anónima) incorporated under the name “BBVA Banco Francés S.A.” will continue to operate under the name “BBVA Argentina S.A.”. The change of name is pending approval of the BCRA and registration with the Argentine Superintendence of Corporations (IGJ).

These financial statements include the Entity and its controlled or subsidiary companies (collectively referred to, including the Entity, as the “Group”). The Entity’s subsidiaries are listed below:

•

BBVA Francés Valores S.A.: corporation incorporated under the laws of Argentina as a comprehensive clearing and settlement agent. On March 8, 2019, the Bank’s Board of Directors submitted to its Shareholders’ Meeting a proposal to carry out a merger of this company in order to attain more efficiency in its administrative processes and thus, provide better service to its customers. In this regard, on April 24, 2019, the Shareholders’ Meeting approved the proposal made by the Bank’s Board of Directors. Finally, it should be noted that the CNV has authorized the merger prospectus published in the Buenos Aires Stock Exchange Bulletin on April 16, 2019.

•	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual funds;

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings): corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single government regime named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar

A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

•

Volkswagen Financial Services Compañía Financiera S.A. (VWFS): A financial company incorporated under the laws of Argentina engaged in pledge loans. On September 25, 2018, BBVA Francés lost control of the company due to the termination of the two-year term committed by the Entity to provide financing to such company if it failed to diversify its sources of funding. According to International Accounting Standard No. 28 (IAS 28), VWFS qualifies as an associate and, as such, it has been deconsolidated effective since the date of loss of control.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in Section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Banco Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3. On September 19, 2014, the subsidiary BBVA Francés Valores S.A. was registered as a comprehensive Settlement, Clearing and Trading Agent under No. 41.

Part of the Entity’s stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

2.	Basis for the preparation of the Financial Statements

These condensed financial statements for the three-month period ended March 31, 2019 are prepared pursuant to the reporting framework established by the Argentine Central Bank (B.C.R.A.) that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), subject to temporary exception from applying the impairment model in Section 5.5 “Impairment” of IFRS No. 9 “Financial instruments” and International Accounting Standard No. 29 (IAS No. 29) “Financial reporting in hyperinflationary economies”, which shall be applicable for the fiscal years beginning on or after January 1, 2020 and, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions as well as, the instructions provided in Memorandum No. 7/2019 issued by the BCRA dated April 29, 2019, which set forth the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. as of March 31, 2019 (“financial reporting framework established by the BCRA”).

The exceptions described are a deviation from IFRS and are detailed below:

a)

Regarding the impairment model set forth in Section 5.5 “Impairment” of IFRS 9, on December 5, 2018, the Entity filed with the BCRA the impairment model to be applied within the framework of IFRS No. 9 as from January 1, 2020. The Entity filed quantification with the BCRA on March 29, 2019;

b)

Regarding IAS No. 29, the existence of an inflationary context significantly affects the Entity’s financial position and profit or loss and, therefore, the impact of inflation shall be taken into consideration in the interpretation of the information the Entity provides in these financial statements on its financial position, financial performance and cash flows;

c)

Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 2,207,318 as of March 31, 2019 and December 31, 2018. Likewise, the income/(loss) for the three-month period ended March 31, 2018 would have increased by 1,021,518 (Note 15.c), and

d)

As regards the investment held in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of March 31, 2019, it should be recognized at fair value determined as of such date pursuant to IFRS No. 9 (Note 16).

As this is an interim period, the Group has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2018. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from March 31, 2019 are included.

Furthermore, the B.C.R.A., through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of BBVA Banco Francés S.A. as of May 8, 2019.

3.	Functional and presentation currency and Unit of account

3.1.	Functional and presentation currency

The Group considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

3.2.	Unit of account

According to IAS No. 29, entities are required to restate financial statements stated in local currency as their functional currency to reflect the changes in the purchasing power of such currency, based on the existence or not of a hyperinflationary economy. IAS No. 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years’ cumulative inflation approaches or exceeds 100%.

As a result of the increase in inflation that has been experienced in the first months of fiscal year 2018, there has been consensus on that the Argentine economy would qualify as a highly inflationary economy according to the guidelines set forth under IAS No. 29. This consensus implies the need to apply IAS No. 29 in preparing financial statements under IFRS for annual and interim periods ended after July 1, 2018.

IAS 29 sets forth that the financial statements of an entity with a functional currency of a high inflationary economy shall be restated in terms of the measuring unit current at the end of the reporting period, regardless of whether the financial statements are based on an historical cost or current cost approach. For such purposes, monetary items shall not be restated, non-monetary items shall be restated by applying the variation of a general price index between the date of acquisition or the date of revaluation and the date of the financial statements to be submitted. The components of shareholders’ equity, except accumulated income/(loss) and surplus of appreciation of assets, shall be restated by applying the general price index to the various items between the date of contribution, or between the date of acquisition for any other cause and the date of the financial statements to be submitted. Income and expenses for the period shall be adjusted by applying the general price index between the date those items were acquired and the date of the financial statements to be submitted.

Furthermore, the figures for the preceding fiscal years or periods presented for comparative purposes shall be restated.

As mentioned in Note 2, the application of the guidelines in IAS 29 is exempted and shall be effective for fiscal years beginning on or after January 1, 2020 as set forth by the BCRA through Communication “A” 6651 issued on February 22, 2019, and therefore the Group does not and shall not restate its financial statements until the date referred to above

The financial statements as of March 31, 2019 of the following subsidiaries: BBVA Francés Valores S.A., BBVA Francés Asset Management S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (Undergoing liquidation proceedings) were prepared in constant currency in accordance with the provisions of Resolution 107/18 of the Professional Council of Economic Sciences of the City of Buenos Aires (CPCECABA), which state the need to restate in constant currency financial statements for fiscal years ended on or after July 1, 2018, in accordance with JG Resolution issued by the Federation of Professional Councils of Economic Sciences (FACPCE)No. 539/18 dated September 29, 2018. For the purposes of the preparation of the consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA, the Entity has made the necessary adjustments to eliminate the inflation restatement.

The Entity’s Management estimates that the Group shareholders’ equity and income/(loss) may significantly differ if IAS No. 29 is applied.

The existence of such inflationary economic environment affects the Group’s financial position and results of operations. Therefore, the impact of inflation may distort the financial information and should be taken into consideration in understanding the Group’s information reported in these financial statements about its financial position, comprehensive income and cash flows.

4.	Accounting estimates and judgments

Significant judgments made by the Board of Directors in the application of accounting policies as well as the premises and estimates on uncertainties as of March 31, 2019 were the same as those described in Note 4.1. and 4.2. to the financial statements as of December 31, 2018.

In addition, the Bank applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value levels as those described in Note 4.3. to the financial statements as of December 31, 2018.

5.	Significant accounting policies

Except as stated in Notes 5.1 and 5.2 below, the Group has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2018, in all the periods presented in these financial statements.

5.1.	Assets acquired through financial leases

On January 13, 2016, the IASB issued IFRS 16, replacing IAS 17 “Leases” for fiscal periods beginning on or after January 1, 2019. Said standard was adopted by the BCRA through Communication “A” 6560. The new standard introduces a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases. There are recognition exceptions for short term leases and leases where the underlying asset has a low value. The lessee has to recognize a right-of-use asset representing its right to use the leased asset and a lease liability for the obligation of making payments for the lease.

As to the lessor´s recognition, IFRS 16 substantially keeps the requirements of IAS 17. Therefore, lessors continue classifying leases as operating or financial, and each of them are recognized differently.

The Bank has opted for applying the modified retrospective method consisting in recognizing lease liabilities in the amount equivalent to the current amount of future payments agreed. As a result of this approach, as of such date, the Entity recognizes right-to-use assets and lease liabilities, mainly from leases of offices in its network of branches (Note 29).

5.2.	Investments in equity instruments

By virtue of the partial sale of the shareholding in Prisma Medios de Pago S.A. as explained in Note 16, the remaining stake has been measured at fair value through profit or loss on the basis of the valuation reports issued by independent appraisers, net of the valuation adjustment mandated by the BCRA in its Memorandum No. 7/2019. The accounting criteria applied as required above, imply a deviation from IFRS.

5.3.	Interim financial information

These financial statements for the three-month period ended March 31, 2019 have been prepared in accordance with IAS 34 “Interim financial information” and pursuant to the policies adopted by the Entity in its annual financial statements as of December 31, 2018.

5.4.	Comparative information

For comparative purposes, certain reclassifications were made to the information presented for the previous year/period, in order to present them on a consistent basis. The changes of comparative information do not imply changes in any decisions taken on the basis thereof.

6.	IFRS issued but not yet effective

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRSs are modified or repealed and, once such changes are adopted by the FACPCE, the BCRA shall issue a statement of its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

a)	IFRS 9 Financial Instruments - Impairment

Regarding Section 5.5 “Impairment” of IFRS No. 9, Communication “A” 6430 issued by the BCRA established its application as from fiscal periods beginning on or after January 1, 2020. On the subject, the Entity submitted to the BCRA a description of the expected losses calculation model under that standard on December 5, 2018 and made the quantification of its impact and submitted such information to the regulatory entity on March 29, 2019, as required by Communication “A” 6590 issued by the BCRA.

b)	IAS 29 Financial reporting in hyperinflationary economies

In addition, Communication “A” 6651 issued by the BCRA on February 22, 2019 set forth the application of a the restatement in constant currency set forth by IAS 29 in hyperinflationary economies for fiscal periods beginning on or after January 1, 2020. As stated in Note 2 to these financial statements, the Entity estimates that the effect of adopting this regulation has a significant impact on its statements of financial position, income and other comprehensive income, changes in shareholders’ equity and cash flows as of March 31, 2019.

7.	Cash and deposits in banks

Breakdown in the Consolidated statement of financial position and the balance of cash and cash equivalents computed for the purposes of the preparation of the Consolidated Statement of Cash Flows is as follows:

	03.31.19	12.31.18
Cash	15,101,825	15,570,831
BCRA - Current account	81,997,669	75,503,977
Balances with other local and foreign institutions	6,890,958	8,030,653

TOTAL	103,990,452	99,105,461

8.	Debt securities at fair value through profit or loss

	03.31.19	12.31.18
Government securities	967,684	952,798
Private securities - Corporate bonds	93,005	167,914
BCRA Bills	989,026	6,387,387

TOTAL	2,049,715	7,508,099

9.	Derivatives

In the ordinary course of business, the Group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Condensed Consolidated Statement of Financial Position in the item “Derivative instruments” Changes in fair values were recognized in the Consolidated Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.19	12.31.18
Debit balances linked to foreign currency forwards pending settlement in pesos	820,604	591,418

TOTAL	820,604	591,418

Liabilities

	03.31.19	12.31.18
Credit balances linked to foreign currency forwards pending settlement in pesos	1,226,676	889,731
Credit balances linked to interest rate swaps	385,167	487,528

TOTAL	1,611,843	1,377,259

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	03.31.19	12.31.18
Foreign Currency Forwards
Foreign currency forward purchases - US$	587,535	620,651
Foreign currency forward sales - US$	619,273	760,615
Foreign currency forward sales - Euros	8,182	5,463
Interest rate swaps
Fixed rate for floating rate	2,884,496	3,261,154

10.	Repo transactions

Reverse repurchase transactions

		03.31.19	12.31.18
Amounts receivable for reverse repurchase transactions of government securities and BCRA bills with financial institutions		406,988	154,753
Amount receivable for reverse repurchase transactions of BCRA bills with the BCRA		7,710,683	—
Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions	(1)	13,307,364	12,706,363

TOTAL		21,425,035	12,861,116

(1)	For one repo transaction of Argentine Bonds in US Dollars 2024 carried out with Argentina for an original total of US$ 300,000,000 with final maturity on May 7, 2020.

Repurchase transactions

	03.31.19	12.31.18
Amounts payable for repurchase transactions of government securities and BCRA bills with financial institutions	—	14,321

TOTAL	—	14,321

11.	Other financial assets

	03.31.19	12.31.18
Measured at amortized cost
Financial debtors from spot transactions pending settlement	6,911,243	6,842,344
Non-financial debtors from spot transactions pending settlement	442,934	91,052
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	1,344,357	—
Other receivables	1,979,239	1,837,527
Other	155,679	552,220

	10,833,452	9,323,143

Measured at fair value through profit or loss Mutual funds	507,801	408,704

	507,801	408,704

Allowance for loan losses (Note 16 and Exhibit R)	(1,452,939)	(84,321)

TOTAL	9,888,314	9,647,526

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

Préstamos y otras financiaciones

	03.31.19	12.31.18
Non-financial government sector	439	207
BCRA	1,518	383
Other financial institutions	6,360,533	9,669,330
Overdrafts	8,019,246	11,789,313
Discounted instruments	10,116,572	11,310,587
Unsecured instruments	11,712,320	12,739,330
Instruments purchased	18,880	264,434
Mortgage loans	11,040,556	10,104,731
Pledge loans	1,633,244	1,650,222
Consumer loans	24,386,326	23,560,930
Credit Cards	45,109,757	41,869,188
Loans for the prefinancing and financing of exports	52,342,272	45,088,576
Receivables from financial leases	2,185,336	2,377,747
Loans to personnel	1,312,261	1,203,780
Other financing	15,884,643	14,051,828

	190,123,903	185,680,586

Allowance for loan losses (Exhibit R)	(4,817,969)	(4,258,239)

TOTAL	185,305,934	181,422,347

Classification of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA) and guarantees received are presented in Exhibit B. The information on the concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit with the carrying amounts is shown below:

	03.31.19	12.31.18
Total Exhibits B and C	191,549,419	187,080,255
Plus:
BCRA	1,518	383
Loans to personnel	1,312,261	1,203,780
Less:
Allowances for loan losses	(4,817,969)	(4,258,239)
Adjustments for effective interest rate	(618,801)	(767,474)
Corporate bonds	(150,665)	(123,275)
Loan commitments	(1,969,829)	(1,713,083)

Total loans and other financing	185,305,934	181,422,347

As of March 31, 2019 and December 31, 2018, the Group holds the following contingent transactions booked in memorandum accounts according to the financial reporting framework set forth by the BCRA:

	03.31.19	12.31.18
Overdrafts and receivables agreed not used	496,492	531,590
Guarantees granted	701,258	578,092
Liabilities related to foreign trade transactions	209,387	141,321
Secured loans	562,692	462,080

	1,969,829	1,713,083

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Group’s credit risks policy.

13.	Other debt securities

13.1    Financial assets measured at amortized cost

They include corporate bonds for which the Group is carrying out credit recovery transactions, in the amount of 136 as of March 31, 2019 and December 31, 2018.

13.2    Financial assets measured at fair value through other comprehensive income

	03.31.19	12.31.18
Government securities	11,673,640	9,815,621
BCRA Liquidity Bills	28,737,098	13,815,040
Private securities - Corporate bonds	132,184	113,148

	40,542,922	23,743,809

Allowance for loan losses - Private securities (Exhibit R)	(1,458)	(1,314)

TOTAL	40,541,464	23,742,495

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of March 31, 2019 and December 31, 2018 is included below:

		03.31.19	12.31.18
BCRA - Special guarantee accounts	(1)	1,677,335	1,238,252
Guarantee Trust - BCRA Bills at fair value through OCI	(2)	—	1,061,766
Guarantee Trust - Pesos	(2)	937,650	14,260
Deposits as collateral	(3)	2,663,316	2,372,751
For repo transactions - Government securities at fair value	(4)	—	16,035

TOTAL		5,278,301	4,703,064

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, with leases and futures contracts.
(4)	It corresponds to repo transactions.

15.	Income Tax:

a)	Current income tax assets

	03.31.19	12.31.18
Advances	385	385

	385	385

b)	Current income tax liabilities

	03.31.19	12.31.18
Income tax provision (1)	6,792,859	4,429,343
Advances	(984,828)	(738,645)
Collections and withholdings	(16,001)	(14,254)

	5,792,030	3,676,444

(1)	The balance as of March 31, 2019 includes the provision determined as of December 31, 2018 plus the provision accrued as of March 31, 2019 for 2,363,516.

c)	Income tax expense

Breakdown of income tax expense:

	03.31.19	03.31.18
Current tax	2,363,516	661,443
Deferred tax	2,488	1,281

	2,366,004	662,724

Pursuant to IAS No. 34, income tax is recognized in interim periods over the best estimate of the weighted average tax rate expected by the Entity for the fiscal year.

The Group’s effective rate for the three-month period ended March 31, 2019 was 28%, while for the three-month period ended March 31, 2018, it was 30%.

•	Income tax– Tax inflation adjustment for fiscal years 2016 and 2017.

On May 10, 2017 and May 10, 2018, and based on related case law, the Entity approved the filing of an action for declaratory judgment of unconstitutionality of Section 39 of Law 24073, Section 4 of Law 25561, Section 5 of Decree No. 214/02 issued by the Argentine Executive and any other regulation whereby the inflation adjustment mechanism provided for under Law 20628, as amended, is considered not applicable due to the confiscatory effect on the specific case, for fiscal years 2016 and 2017. Consequently, the Entity filed its Income Tax Returns for fiscal years 2016 and 2017 taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the Income Tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 while during the fiscal year ended December 31, 2017 the Income Tax adjustment amounted to 1,021,518.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the authorities of the Entity or the right of the Entity regarding the suit filed, in its capacity as issuer of accounting standards, requested the Entity to record a contingent provision included in “Liabilities” in the amount equivalent to income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the documentation supporting the referred recording. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account under liabilities and in “Other operating expenses” in the Statement of Income, as specifically pursuant to the accounting standards prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is more likely than not for the Entity to obtain a final favorable judgment supporting the idea that this period’s income tax shall be assessed including the tax inflation adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2017 and 2016.

Therefore, the recording of the contingent provision required by the BCRA results in a departure from IFRS, as stated in Note 2.

•	Income tax – requests for recovery of payments made for fiscal years 2013, 2014 and 2015.

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated above, on November 19, 2015, the petition for recovery of the payments made was filed for periods 2013 and 2014, and the related complaint was filed on September 23, 2016 for both periods, given that no answer to the petition above was received.

In turn, on April 4, 2017, a petition for recovery of the payments made for the higher amount of tax paid for fiscal year 2015 was filed. Likewise, on December 29, 2017, the related complaint was filed for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims filed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the claims filed.

16. Investments in equity instruments

16.1	Investments in equity instruments through profit or loss

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

	03.31.19	12.31.18
Mercado de Valores de Buenos Aires S.A.	29,131	24,722
BYMA-Bolsas y Mercados Argentinos S.A.	80,500	94,600
Prisma Medios de Pago S.A. (1)	1,765,000	—

TOTAL	1,874,631	119,322

(1)

This balance corresponds to the amount of 2,252,139 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was recorded as an asset held for sale as of December 31, 2018 pursuant to the divestiture agreement dated November 2017 and within the framework of IFRS No. 5.

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was made for the benefit AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settle as follows; (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%. Pursuant to the provisions and allowance rules issued by the BCRA, a provision of $1,452,939 was recorded as of March 31, 2019.

As a consequence of this transaction, a profit of 2,695,720 is recognized in “Other operating income” as of March 31, 2019 (Note 38).

16.2	Investments in equity instruments through other comprehensive income

	03.31.19	12.31.18
Banco Latinoaméricano de Exportaciones S.A.	17,463	9,516
Other	1,113	700

TOTAL	18,576	10,216

17. Investments in Associates

	03.31.19	12.31.18
Volkswagen Financial Services Compañía Financiera S.A. (1)	687,668	633,362
PSA Finance Arg. Cía. Financiera S.A.	446,250	434,494
Rombo Cía. Financiera S.A.	524,803	514,779
BBVA Consolidar Seguros S.A.	166,018	135,148
Interbanking S.A.	33,864	33,864
Other	811	675

TOTAL	1,859,414	1,752,322

18. Property and equipment

	03.31.19	12.31.18
Real estate	6,792,379	6,820,968
Real estate acquired through financial leases (See Note 5.1 and 29)	1,870,641	—
Furniture and facilities	1,560,920	1,561,128
Machinery and equipment	903,808	951,797
Automobiles	11,760	12,704
Constructions in progress	469,555	469,519

TOTAL	11,609,063	9,816,116

19. Intangible Assets

	03.31.19	12.31.18
Licenses - Software	542,565	510,912

TOTAL	542,565	510,912

20. Other non-financial assets

	03.31.19	12.31.18
Investment properties	66,009	66,368
Tax advances	470,847	388,733
Prepayments	1,254,761	1,160,403
Advances to suppliers of goods	137,180	152,848
Other miscellaneous assets	257,774	327,504
Advances to personnel	2,833	8,155
Assets acquired as security for loans	3,809	2,758
Other	10,032	29,090

TOTAL	2,203,245	2,135,859

21.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of March 31, 2019 and December 31, 2018 amounts to 59,776, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance thereof was presented as “Non-current assets held for sale”, in the amount of 433,597 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in such company was completed on February 1, 2019. As of March 31, 2019, the ownership interest in this company was recorded under “Investments in equity instruments” (Note 16).

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	03.31.19	12.31.18
Non-financial government sector	1,666,961	1,544,761
Financial sector	230,106	294,122
Non-financial private sector and residents abroad	276,809,960	257,670,178
Checking accounts	28,395,812	28,574,950
Savings accounts	150,422,027	140,956,173
Time deposits	93,403,781	83,804,407
Other	4,588,340	4,334,648

TOTAL	278,707,027	259,509,061

23.	Liabilities at fair value through profit or loss

	03.31.19	12.31.18
Obligations from securities transactions	1,969,005	692,270

TOTAL	1,969,005	692,270

24.	Other financial liabilities

	03.31.19	12.31.18
Obligations from financing of purchases	12,002,335	13,105,616
Creditors from spot transactions pending settlement	6,856,546	7,031,105
Collections and other transactions on behalf of third parties	3,649,505	3,374,476
Liabilities from leases (See Note 29)	2,112,161	—
Interest accrued payable	89,176	89,774
Accrued commissions payable	11,715	5,893
Other	4,585,186	4,582,528

TOTAL	29,306,624	28,189,392

25.	Financing received from the BCRA and other financial institutions

	03.31.19	12.31.18
Foreign financial institutions	5,659,685	5,517,517
Local financial institutions	321,315	—
BCRA	18,754	10,008

TOTAL	5,999,754	5,527,525

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of March 31, 2019 and December 31, 2018:

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Residual value as of 03.31.19	Residual value as of 12.31.18
Class 20	08/08/2016	292,500	08/08/2019	Badlar Private + 3.23%	Quarterly	289,000	289,000
Class 22	11/18/2016	181,053	11/18/2019	Badlar Private + 3.50%	Quarterly	181,053	181,053
Class 23	12/27/2017	553,125	12/27/2019	TM20 + 3.20%	Quarterly	551,125	551,125
Class 24	12/27/2017	546,500	12/27/2020	Badlar Private + 4.25%	Quarterly	541,500	541,500
Class 25	11/08/2018	784,334	11/08/2020	UVA + 9.50%	Quarterly	936,967	856,473
Class 26	02/28/2019	529,400	11/28/2019	Fixed 43%	Upon maturity	529,400	—
Class 27	02/28/2019	1,090,000	08/28/2020	Badlar Private + 6.25%	Quarterly	1,090,000	—

				Total principal		4,119,045	2,419,151
				Interest accrued		109,163	54,539

				Total principal and Interest accrued		4,228,208	2,473,690

Definitions:

TM20 RATE: is the single arithmetic mean of interest rates for time deposits for twenty million pesos or over, and from thirty to thirty five days.

BADLAR RATE: is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

27.	Provisions

	03.31.19	12.31.18
For reassessment of income tax due to adjustment for inflation (Note 15.c))	2,207,318	2,207,318
Provisions for termination plans	62,135	62,135
For administrative, disciplinary and criminal penalties (Note 55)	5,000	5,000
Contingent commitments provisions	1,599	1,483
Other contingencies	1,585,005	1,344,787

TOTAL	3,861,057	3,620,723

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown and changes of provisions are included in Exhibit J. However, below is a brief description:

•

Re-assessment of Income Tax due to the application of the inflation adjustment: it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations. The Bank has answered the BCRA memorandum and evidenced the validity of the recognition timely made and has requested that it be reviewed. Notwithstanding the foregoing, the provision requested by the BCRA was set up.

•

Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

•

Administrative, disciplinary and criminal penalties: administrative penalties initiated by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the proceedings regarding penalties.

•

Termination benefit plans: for certain terminated employees, the Bank bears the cost of private health care plans (total or partial) for a certain period after termination. The Bank does not bear any situations requiring medical assistance, but it only makes the related health care plan payments.

•	Other: it reflects the estimated amounts to pay tax claims, labor-related and commercial claims and miscellaneous complaints.

In the opinion of the Entity’s Board of Directors and its legal advisors, there are no other significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

28.	Other non-financial liabilities

Breakdown is as follows:

	03.31.19	12.31.18
Short-term personnel benefits	2,074,596	2,538,893
Long-term personnel benefits	180,757	180,757
Other collections and withholdings	2,076,525	2,015,263
Social security payable	283,805	68,967
Advances collected	1,856,389	1,653,586
Miscellaneous creditors	4,227,261	3,440,930
For contract liabilities	190,768	189,140
Other taxes payables	895,047	777,085
Other	6,664	29,395

TOTAL	11,791,812	10,894,016

29.	Leases

Below is a detail of the amounts of assets acquired through leases and liabilities from leases in force as of March 31, 2019:

Assets acquired through leases

Account	Initial value as of 01.01.2019	Increases	Decreases	Amortization				Residual value as of 03.31.2019
				Accumulated as of 01.01.2019	Decreases	For the period	Accumulated at period end
Leases	1,846,051	122,418	—	—	—	97,828	97,828	1,870,641

Liabilities from leases

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.2019
Up to one year	230,534	27,362	257,896
From 1 to 5 years	1,275,621	129,887	1,405,508
More than 5 years	444,869	3,888	448,757

			2,112,161

Interest and exchange rate difference recognized in profit or loss

Other operating expenses
Interest on liabilities from financial lease	(55,490)

Exchange rate difference
Exchange rate difference for financial leases (loss)	(217,208)

Other Expenses
Leases (Note 40)	(170,833)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Common	612,659,638	1	1	612,615	45	612,660

(1)	Registered with the Public Registry of Commerce.

BBVA Banco Francés S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

The Shareholders’ Meeting held on June 13, 2017 approved the increase in share capital up to $ 145,000,000 (nominal value) by issuing 145,000,000 new registered, common shares with a nominal value of $ 1 each, one vote per share. The Board of Directors is granted the necessary authority to implement that capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 registered, common shares was approved, with a nominal value of $ 1 each, and a subscription price of USD 5.28 per share and USD 15.85 per each American Depositary Share (ADS), at the spot exchange rate published by the BCRA as of that date ($ 17.0267) for the purposes of paying the shares in pesos. On July 24, 2017, the shares subscribed were paid in.

Pursuant to the terms of the Shares Subscription Agreement, on July 26, 2017, International Underwriters opted to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) at the same issue price. On July 31, 2017, those shares were paid in, using the spot exchange rate stated.

The Entity applied the funds obtained from the global offer and the exercise of preemptive subscription rights to continue with its growth strategy in the Argentine financial system.

31.	Interest income

	03.31.19	03.31.18
Interest from government securities	4,725,693	954,233
Interest from credit card loans	3,892,306	1,671,465
Interest from instruments	1,990,751	865,226
Interest from consumer loans	1,755,947	1,355,898
Acquisition Value Unit (UVA) clause adjustment	1,567,222	287,997
Interest from overdrafts	1,528,558	917,500
Interest from other loans	699,492	651,892
Interest from loans to the financial sector	681,141	246,176
Interest from loans for the prefinancing and financing of exports	658,721	174,907
Premium from reverse repurchase agreements	373,820	109,473
Interest from mortgage loans	261,244	142,561
Interest from financial leases	122,837	124,947
Interest from pledge loans	97,747	316,562
Stabilization Coefficient (CER) clause adjustment	17,857	44,416
Interest from private securities	1,988	50,782
Other financial income	319	—

TOTAL	18,375,643	7,914,035

32.	Interest expenses

	03.31.19	03.31.18
Time deposits	7,002,509	2,074,916
Checking accounts deposits	669,369	288,583
Other liabilities from financial transactions	625,516	233,765
Acquisition Value Unit (UVA) clause adjustments	295,432	158,404
Interfinancial loans received	15,826	16,893
Savings accounts deposits	11,506	10,820
Premium for reverse repurchase agreements	403	25,416
Other	3,831	40

TOTAL	8,624,392	2,808,837

33.	Commission income

	03.31.19	03.31.18
Linked to liabilities	1,986,401	1,241,128
From credit cards	1,078,183	—
Linked to loans	322,624	768,535
From insurance	223,249	167,493
From foreign trade and foreign currency transactions	183,329	77,890
Linked to securities	20,105	30,186
From guarantees granted	292	1,154

TOTAL	3,814,183	2,286,386

34.	Commission expenses

	03.31.19	03.31.18
From credit and debit cards	1,020,907	561,809
Latam Pass Commissions	725,966	422,974
Other commission expenses	194,804	98,633
From promotions	350,067	246,585
From foreign trade transactions	27,205	24,530
Linked to transactions with securities	419	291

TOTAL	2,319,368	1,354,822

35.	Net (loss)/income from financial instruments carried at fair value through profit or loss

	03.31.19	03.31.18
Income from private securities	1,591,884	73,800
Income from government securities	864,288	186,284
Income from foreign currency forward transactions	112,613	39,614
Income from corporate bonds	21,977	7,830
Interest rate swaps	(126,485)	1,648

TOTAL	2,464,277	309,176

36.	Net (loss) /income from writing-down assets carried at amortized cost and at fair value through OCI

	03.31.19	03.31.18
(Loss)/Income from sale of government securities	(4,183)	1,367

TOTAL	(4,183)	1,367

37.	Foreign exchange and gold gains/(losses)

	03.31.19	03.31.18
Conversion of foreign currency assets and liabilities into pesos	(170,696)	162,961
Income from purchase-sale of foreign currency	1,345,238	532,289

TOTAL	1,174,542	695,250

38.	Other operating income

	03.31.19	03.31.18
Rental of safe deposit boxes	122,349	100,082
Adjustments and interest on miscellaneous receivables	171,297	61,240
Punitive interest	31,290	12,296
Loans recovered	77,917	62,186
Allowances reversed	42,338	51,609
Income from sale of non-current assets held for sale (Note 16)	2,695,720	—
Income tax - Tax inflantion adjustment - Fiscal year 2017 (Note 15.c)	—	1,021,518
Other operating income	250,012	181,832

TOTAL	3,390,923	1,490,763

39.	Personnel benefits

	03.31.19	03.31.18
Salaries	1,665,719	1,192,494
Social security charges	458,107	357,813
Personnel compensation and bonuses	129,552	118,941
Personnel services	50,644	38,156
Other short-term personnel benefits	408,565	249,785

TOTAL	2,712,587	1,957,189

40.	Administrative expenses

	03.31.19	03.31.18
Travel expenses	27,106	20,266
Administrative expenses	160,427	111,278
Security services	85,565	77,006
Fees to Bank Directors and Supervisory Committee	3,825	3,593
Other fees	88,912	56,443
Insurance	24,912	15,834
Rent (Note 29)	170,833	151,107
Stationery and supplies	10,955	9,257
Electricity and communications	110,161	64,192
Advertising	121,581	112,503
Taxes	559,847	380,433
Maintenance costs	278,866	159,145
Armored transportation services	165,577	163,315
Other administrative expenses	235,856	183,820

TOTAL	2,044,423	1,508,192

41.	Depreciation and amortization

	03.31.19	03.31.18
Depreciation of property and equipment	238,354	168,016
Amortization of intangible assets	21,663	30,384
Depreciation of assets acquired through financial leases	97,828	—
Depreciation of other assets	516	642

TOTAL	358,361	199,042

42.	Other operating expenses

	03.31.19	03.31.18
Claims	47,477	58,052
Interest on liabilities from financial lease (Note 29)	55,490	—
Contribution to the Deposit Guarantee Fund (Note 49)	109,666	65,805
Other allowances (Exhibit J)	270,332	1,147,904
Other operating expenses	280,112	156,880
Initial loss of loans below market rate	402,464	—
Turnover tax	1,372,502	725,069

TOTAL	2,538,043	2,153,710

43.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Debt securities at fair value through profit or loss	2,049,715	2,049,715	934,108	1,112,943	—
Derivative instruments	820,604	820,604	—	820,604	—
Other financial assets	507,801	507,801	507,801	—	—
Other debt securities	40,541,600	40,541,600	11,673,640	28,867,960	—
Financial assets pledged as collateral	904,750	904,750	904,750	—	—
Investments in equity instruments	1,893,207	1,893,207	127,976	231	1,765,000
Financial liabiltiies
Liabilities at fair value through profit or loss	1,969,005	1,969,005	1,969,005	—	—
Derivative instruments	1,611,843	1,611,843	—	1,611,843	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Debt securities at fair value through profit or loss	7,508,099	7,508,099	54,011	7,454,088
Derivative instruments	591,418	591,418	—	591,418
Other financial assets	408,704	408,704	408,704	—
Other debt securities	23,742,495	23,742,495	100,166	23,642,329
Financial assets pledged as collateral	1,077,801	1,077,801	—	1,077,801
Investments in equity instruments	129,538	129,538	119,322	10,216
Financial liabilities
Liabilities at fair value through profit or loss	692,270	692,270	162,696	529,574
Derivative instruments	1,377,259	1,377,259	—	1,377,259

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the species).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•

Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills (Letes), together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which includes foreign currency forward transactions and interest rate swaps with settlement at maturity.

b)	Transfers between hierarchy levels

b.1)	Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

12.31.18
Argentine Bond in Pesos due 2038	1,615

The transfer is due to the fact that the bond was not listed on the market the number of days necessary to be considered Level 1.

No transfers have occurred from Level 1 to Level 2 as of March 31, 2019.

b.2)	Transfers from Level 2 to Level 1

No transfers have occurred from Level 2 to Level 1 as of March 31, 2019 and December 31, 2018.

b.3)	Valuation techniques for Levels 2 and 3

The determination of fair value prices set forth by the bank for fixed income consists of considering reference market prices for active markets MAE (“Mercado Abierto Electrónico”) and BYMA (“Bolsas y Mercados Argentinos”). If there are no quoted prices for the last 10 business days, a theoretical valuation is made.

The valuation allocated to financial assets that were not listed on the last 10 business days is determined by considering the latest quoted market price, plus interest accrued until the valuation date or technical value, whichever more representative.

The theoretical valuation carried out for swaps and non-delivery forwards consists in discounting the future flows of the investment applying the interest rate as per the proper spot rates curve.

The estimate of future cash flows for swaps is made considering the spot rates in pesos and the BADLAR rate curve as input. In the case of non-delivery forwards, future cash flows are estimated considering the fair values of Rofex futures as inputs.

For Level 2 Calculations, input data observable in the market is required: the last quoted market price (MAE or BYMA), the terms and conditions of the bond issue as detailed in the respective offering memorandum or, in the particular case of BADLAR-adjustable bonds, the terms published in the BCRA’s website.

b.4)	Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and final balances of Level 3 fair values:

03.31.19
Balance at the beginning of the fiscal year	—
Investments in equity instruments – Prisma Medios de Pago S.A.	1,765,000

Balance at fiscal period-end	1,765,000

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

•	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of March 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Cash and deposits in banks	103,990,452	103,990,452	—	—	—
Repo transactions	21,425,035	21,425,035	—	—	—
Other financial assets	9,373,785	9,373,785	—	—	—
Loans and other financing Non-financial government sector	439	439	—	—	—
Argentine Central Bank (BCRA)	1,518	1,518	—	—	—
Other financial institutions	6,299,656	5,473,487		5,473,487	—
Non-financial private sector and residents abroad	179,004,321	178,967,938	—	178,967,938	—
Other debt securities	136	136	—	—	—
Financial assets pledged as collateral	4,373,551	4,373,551	—	—	—
Financial liabilities
Deposits	278,707,027	276,320,377	—	276,320,377	—
Repo transactions	—	—	—	—	—
Other financial liabilities	29,306,624	29,306,624	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	5,999,754	5,999,754	—	—	—
Corporate bonds issued	4,228,208	4,229,359	—	4,229,359	—

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Cash and deposits in banks	99,105,461	99,105,461	—	—	—
Repo transactions	12,861,116	12,861,116	—	—	—
Other financial assets	9,238,822	9,238,822	—	—	—
Loans and other financing Non-financial government sector	207	207	—	—	—
Argentine Central Bank (BCRA)	383	383	—	—	—
Other financial institutions	9,583,842	9,492,614		9,492,614	—
Non-financial private sector and residents abroad	171,837,915	167,308,597	—	167,308,597	—
Other debt securities	136	136	—	—	—
Financial assets pledged as collateral	3,625,263	3,625,263	—	—	—
Financial liabilities
Deposits	259,509,061	256,910,027	—	256,910,027	—
Repo transactions	14,321	14,321	—	—	—
Other financial liabilities	28,189,392	28,189,392	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	5,527,525	5,527,525	—	—	—
Corporate bonds issued	2,473,690	2,412,051	—	2,412,051	—

44.	Segment reporting

Basis for segmentation

As of March 31, 2019 and December 31, 2018, the Group determined that it has only one reporting segment related to banking activities.

Below is relevant information on loans and deposits by line of business as of March 31, 2019 and December 31, 2018:

BBVA Banco Francés S.A. (bank) (1)	Total as of 03.31.19	Total as of 12.31.18
Loans and other financing	185,305,934	181,422,347
Corporate banking	53,035,265	52,196,585
Small and medium companies	50,291,262	52,384,419
Retail	81,979,407	76,841,343
Other assets	203,234,812	173,191,856

TOTAL ASSETS	388,540,746	354,614,203

Deposits	278,707,027	259,509,061
Corporate banking	23,313,480	29,668,066
Small and medium companies	57,626,734	49,240,049
Retail	197,766,813	180,600,946
Other liabilities	64,626,141	56,523,365

TOTAL LIABILITIES	343,333,168	316,032,426

(1)	It includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar A.F.J.P. (undergoing liquidation proceedings).

45.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

Name	Registered Office (country)	Ownership interest as of
		03.31.19	12.31.18
BBVA Francés Valores S.A.	Argentina	96.9953%	96.9953%
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Argentina	95.0000%	95.0000%

(1)	The Entity owns a direct 95% interest in the company’s share capital and an indirect 4.8498% interest through BBVA Francés Valores S.A.

46.	Related parties

a)	Parent

The Bank’s parent is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	03.31.19	03.31.18
Fees	3,457	3,284

Total	3,457	3,284

b.2)	Profit or loss for transactions and balances with key management personnel

	Balances as of		Profit or loss
	03.31.19	12.31.18	03.31.19	03.31.18
Loans
Credit cards	2,187	2,907	255	—
Overdrafts	2	19	—	—
Mortgage loans	1,303	1,316	58	60
Deposits
Checking account	7	8	—	—
Savings account	44,239	30,306	21	—
Time deposits	3,105	—	—	—

Loans are granted on an arm’s length basis. As of March 31, 2019 and December 31, 2018, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3)	Profit or loss and balances with related parties (except key Management personnel)

	Balances as of		Profit or loss
Parent	03.31.19	12.31.18	03.31.19	03.31.18
Cash and deposits in banks	809,159	259,503	—	—
Derivative instruments (Assets)	703,537	23,177	—	—
Other financial assets	—	310,034	—	—
Liabilities at fair value through profit or loss	—	315,396	—	—
Other non-financial liabilities	60,892	51,296	53,353	17,882
Derivative instruments (Liabilities)	557,395	51,198	239,333	—
Off-balance sheet balances
Securities in custody	55,860,803	56,994,610	—	—
Derivative instruments	20,608,553	5,172,413	—	—
Sureties granted	1,338,441	593,593	751	139
Guarantees received	34,949	717,641	—	—

	Balances as of		Profit or loss
Associates	03.31.19	12.31.18	03.31.19	03.31.18
Cash and deposits in banks	82	70	—	—
Loans and other financing	3,779,122	5,723,637	597,397	194,003
Debt securities at fair value through profit or loss	46,408	50,398	21,951	7,776
Other financial assets	44,587	161,622	—	—
Deposits	113,588	149,338	5,859	666
Liabilities at fair value through profit or loss	44,599	223,833	—	—
Other financial liabilities	833	37,390	—	—
Non-financial liabilities	956	—	906	3,496
Financing received	—	—	1,956	655
Derivative instruments (Liabilities)	315,374	381,998	102,183	9,357
Corporate bonds issued	121,372	115,263	10,784	9,870
Other operating income	—	—	7,278	2,633
Off-balance sheet balances
Interest rate swaps	2,219,470	2,364,460	—	—
Securities in custody	942,432	506,076	149	135
Guarantees received	68	284	—	—
Sureties granted	18,403	23,864	129	48

Transactions have been agreed upon on an arm’s length basis. As of March 31, 2019 and December 31, 2018, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with e accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated by first application of International Financial Reporting Standards (IFRS), and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings”.

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On April 24, 2019, the Ordinary and Extraordinary Shareholders’ Meeting was held, whereby the following distribution of profits was approved:

•	To Legal Reserve: 1,922,737

•	To Distribution of cash dividends: 2,407,000

•	To Optional Reserve for future distribution of profits: 5.283,950.

48.	Restricted assets

As of March 31, 2019 and December 31, 2018, the Entity has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 93,147 and 79,285 and Treasury Bonds in US dollars maturing on May 10, 2019 in the amount of 64,791 and 56,145 as of March 31, 2019 and December 31, 2018, respectively, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 5,278,301 and 4,703,064 as of March 31, 2019 and December 31, 2018, respectively.

c)

BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (MERVAL) in the amounts of 29,131 and 24,722, and BYMA, in the amounts of 80,500 and 94,600 as of March 31, 2019 and December 31, 2018, respectively. Those shares are pledged for the benefit of “Crédito and Caución Compañía de Seguros S.A.” under the surety bond signed by the issuer to secure noncompliance with the company’s obligations.

49.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has a 10.038% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of March 31, 2019 and 2018, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 109,666 and 65,805, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from pesos four hundred and fifty thousand to pesos one million, effective March 1, 2019.

50.	Minimum cash and minimum capital requirements

50.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.19	12.31.18
Balances at the BCRA
Argentine Central Bank (BCRA) – current account – not restricted	87,171,933	82,119,608
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	1,677,335	1,238,252
Argentine Central Bank (BCRA) – social security special accounts – restricted	241,552	—

	89,090,820	83,357,860

Argentine Treasury Bonds in pesos at fixed rate due November 2020	7,208,000	6,936,000
Liquidity Bills – B.C.R.A.	29,726,124	20,202,428

TOTAL	126,024,944	110,496,288

50.2	Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above mentioned date:

Minimum capital requirements	03.31.19	03.31.18
Credit risk	19,035,613	14,025,626
Operational risk	4,103,516	2,742,422
Market risk	234,289	241,847
Paid-in	40,761,554	29,836,785

Surplus	17,388,147	12,826,890

51.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 731, the minimum Shareholders’ Equity required to operate as “Settlement and Clearing Agent - Comprehensive” and “Mutual Funds Custodian Agent” amounts to 27,000 and the minimum cash contra-account required by those rules amounts to 13,750. This amount includes Argentine Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”. As of March 31, 2019 and December 31, 2018, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Likewise, the subsidiary BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 282,641 shares of FBA Ahorro Pesos Fondo Común de Inversión, in the amount of 4,669, through custody account No. 493-0005459481 at BBVA Banco Francés S.A. The minimum shareholders’ equity required to act as Mutual Funds Management Agent of the Company amounts to 2,400. As of March 31, 2019 and December 31, 2018, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

The subsidiary BBVA Francés Valores S.A., as a Comprehensive Settlement and Clearing Agent met CNV minimum cash contra-account requirements with 9,000,000 shares of FBA Renta Fija Plus in the amount of 14,934, through custody account No. 601-493-0005448549 at BBVA Banco Francés S.A. The minimum shareholders’ equity required to act as a Comprehensive Settlement and Clearing Agent amounts to 18,000, while the minimum cash contra-account amounts to 9,000. As of March 31, 2019 and December 31, 2018, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

52.	Compliance with the provisions of the Argentine Securities Commission – documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

53.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as Settler and the Bank as Trustee in relation to the exclusion of assets as provided in the above-mentioned resolution. As of March 31, 2019 and December 31, 2018, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Entity in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 as of March 31, 2019 and December 31, 2018.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) are verified, when such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 247,759 and 229,112 as of March 31, 2019 and December 31, 2018, respectively, and consist of cash, creditors’ rights, real estate and shares.

54.	Mutual funds

As of March 31, 2019 and December 31, 2018, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos in the amounts of 28,625,579 and 17,026,024, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other”.

The Mutual Fund assets are as follows:

	ASSETS AS OF
MUTUAL FUNDS	03.31.19	12.31.18	12.31.17
FBA Renta Pesos	25,649,833	15,883,270	4,965,075
FBA Ahorro Pesos	10,407,213	6,302,409	15,207,847
FBA Renta Fija Dólar	5,111,486	3,747,771	3,571,433
FBA Bonos Argentina	5,090,240	4,011,931	5,602,270
FBA Renta Fija Dólar Plus	1,725,555	1,582,891	3,631,659
FBA Horizonte	1,454,067	1,309,573	317,162
FBA Acciones Latinoamericanas	501,601	363,493	193,867
FBA Calificado	452,244	381,258	617,636
FBA Renta Fija Plus (ex FBA Commodities)	407,937	219,981	237,710
FBA Acciones Argentinas	342,341	371,680	615,530
FBA Bonos Latam	189,145	36,718	32,541
FBA Retorno Total II	152,586	65,690	34,524
FBA Horizonte Plus	142,506	94,620	78,972
FBA Bonos Globales	124,891	34,199	6,837
FBA Retorno Total I	108,249	57,549	9,104
FBA Brasil I	103,943	1,059	—
FBA Renta Mixta	87,362	83,995	327,777
FBA Renta Pesos Plus	17,431	15,974	11,894
FBA Renta Pública I	1,155	1,060	—
FBA Renta Fija Local	1,155	1,060	—
FBA Renta Pública II	433	377	—

TOTAL	52,071,375	34,566,557	35,461,838

The subsidiary BBVA Francés Asset Management S.A. acts as a mutual funds manager, authorized by the CNV, which registered that company as a mutual funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

55.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgements issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. Moreover, the Entity is awaiting an answer from the Court regarding the transfer of the requested court files. On July 5, 2018, the Entity was notified of the hearing under Section No. 41 of the Criminal Code, which was held on August 7, 2018.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4524, File No. 3406/06 where charges focus on fake foreign exchange transactions, conducted in the name of a deceased, carried out by personnel of the Branch 240 - Mendoza -, which would entail a failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) the Branch Manager, (v) the Back Office Branch Management Head and (vi) the Main Cashier. The trial period came to a close. The case is being heard by the Federal Court No. 1, Criminal department of the City of Mendoza, File No. 23461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Courts of Comodoro Rivadavia and Mar del Plata, to certify the cases that are said to be related in terms of object, individuals/entities involved and offense. The Federal Courts of Comodoro Rivadavia answered the letter partially while the Federal Courts of Mar del Plata has not provided any answer at the date of issuance of these financial statements.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges focus on fake foreign exchange transactions through false statements upon processing thereof carried out incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for foreign exchange offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated

The Entity and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

56.	Subsequent events

Except as stated in note 1 to these consolidated financial statements as regards the change of name and BBVA Francés Valores S.A.’s merger with BBVA Banco Francés S.A., no other events or transactions have occurred between the period-end date and the date of issuance of these financial statements that may materially affect the Entity’s financial position or results as of March 31, 2019.

57.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

Account	03.31.19	12.31.18
COMMERCIAL PORTFOLIO
Normal performance	98,210,789	99,848,486

Preferred collaterals and counter-guarantees “A”	543,071	782,100
Preferred collaterals and counter-guarantees “B”	923,098	1,068,873
No preferred collaterals or counter-guarantees	96,744,620	97,997,513
With special follow-up	123,677	174,767

Under observation	123,677	174,767

Preferred collaterals and counter-guarantees “B”	2,442	3,522
No preferred collaterals or counter-guarantees	121,235	171,245
Troubled	1,705,853	1,529,081

Preferred collaterals and counter-guarantees “B”		3,315
No preferred collaterals or counter-guarantees	1,705,853	1,525,766
With high risk of insolvency	392,266	294,627

Preferred collaterals and counter-guarantees “B”	12,719	9,437
No preferred collaterals or counter-guarantees	379,547	285,190
Uncollectible	35,208	23,658

No preferred collaterals or counter-guarantees	35,208	23,658

TOTAL	100,467,793	101,870,619

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

Account	03.31.19	12.31.18
CONSUMER AND HOUSING PORTFOLIO
Normal performance	87,288,708	82,079,990

Preferred collaterals and counter-guarantees “A”	50,237	52,624
Preferred collaterals and counter-guarantees “B”	11,098,170	9,573,987
No preferred collaterals or counter-guarantees	76,140,301	72,453,379
Low risk	1,660,050	1,363,176

Preferred collaterals and counter-guarantees “A”	1,291	769
Preferred collaterals and counter-guarantees “B”	66,749	61,746
No preferred collaterals or counter-guarantees	1,592,010	1,300,661
Medium risk	1,246,655	1,112,362

Preferred collaterals and counter-guarantees “B”	17,453	8,703
No preferred collaterals or counter-guarantees	1,229,202	1,103,659
High risk	819,029	585,308

Preferred collaterals and counter-guarantees “B”	25,467	22,179
No preferred collaterals or counter-guarantees	793,562	563,129
Uncollectible	67,182	68,800

Preferred collaterals and counter-guarantees “A”	15	15
Preferred collaterals and counter-guarantees “B”	8,158	7,764
No preferred collaterals or counter-guarantees	59,009	61,021
Uncollectible according to BCRA regulations	2	—

No preferred collaterals or counter-guarantees	2	—

TOTAL	91,081,626	85,209,636

TOTAL GENERAL	191,549,419	187,080,255

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	03.31.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	24,838,079	12.97%	23,237,722	12.42%
50 following largest customers	33,142,657	17.30%	31,726,036	16.96%
100 following largest customers	18,028,378	9.41%	18,088,037	9.67%
All other customers	115,540,305	60.32%	114,028,460	60.95%

TOTAL	191,549,419	100.00%	187,080,255	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2019

(stated in thousands of pesos)(1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL as of 03.31.2019
Non-financial government sector	—	439	—	—	—	—	—	439
Argentine Central Bank (BCRA)	—	1,518	—	—	—	—	—	1,518
Financial sector	—	1,151,309	1,439,943	683,336	812,908	2,153,485	927,058	7,168,039
Non-financial private sector and residents abroad	2,802,765	65,545,592	33,278,915	25,700,104	14,130,459	22,045,021	40,910,430	204,413,286

TOTAL	2,802,765	66,698,858	34,718,858	26,383,440	14,943,367	24,198,506	41,837,488	211,583,282

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	03.31.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	13,681,470	4.91%	15,293,060	5.89%
50 following largest customers	16,022,593	5.75%	15,553,822	5.99%
100 following largest customers	9,757,712	3.50%	10,544,960	4.06%
Rest of customers	239,245,252	85.84%	218,117,219	84.06%

TOTAL	278,707,027	100.00%	259,509,061	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF MARCH 31, 2019

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL as of 03.31.2019
Deposits	246,138,445	24,959,043	9,189,788	4,727,836	50,078	310	285,065,500
Non-financial government sector	1,600,293	81,886	—	—	—	—	1,682,179
Financial sector	230,106	—	—	—	—	—	230,106
Non-financial private sector and residents abroad	244,308,046	24,877,157	9,189,788	4,727,836	50,078	310	283,153,215
Liabilities at fair value through profit or loss	1,969,005	—	—	—	—	—	1,969,005
Derivative instruments	1,611,843	—	—	—	—	—	1,611,843
Other financial liabilities	27,769,578	185,207	239,208	455,568	641,254	15,811	29,306,626
Financing received from the BCRA and other financial institutions	599,723	2,455,022	1,757,202	997,126	190,681	—	5,999,754
Corporate bonds issued	109,164	21,704	320,495	1,291,354	2,641,323	—	4,384,040

TOTAL	278,197,758	27,620,976	11,506,693	7,471,884	3,523,336	16,121	328,336,768

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019 AND

FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 03.31.19	Balances as of 12.31.18
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,483	116	(1)	—	—	1,599	1,483
- For administrative, disciplinary and criminal penalties	5,000	—		—	—	5,000	5,000
- Provisions for termination plans	62,135	—	(2)	—	—	62,135	62,135
- Other	3,552,105	270,216	(3)	3,727	26,271	3,792,323	3,552,105

TOTAL PROVISIONS	3,620,723	270,332		3,727	26,271	3,861,057	3,620,723

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingencies referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019 AND

FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 03.31.19	Balances as of 12.31.18
Other financial assets	84,321	1,368,667	(1)	—	49	1,452,939	84,321
Loans and other financing	4,258,239	1,254,221	(1)	38,707	655,784	4,817,969	4,258,239
Other financial institutions	85,488	14,072		38,683	—	60,877	85,488
Non-financial private sector and residents abroad	4,172,751	1,240,149		24	655,784	4,757,092	4,172,751
Overdrafts	110,147	2,725		—	20,041	92,831	110,147
Instruments	1,164,674	216,394		—	7,769	1,373,299	1,164,674
Mortgage loans	99,518	12,498		—	128	111,888	99,518
Pledge loans	44,250	5,627		—	3,283	46,594	44,250
Consumer loans	808,085	308,618		—	173,018	943,685	808,085
Credit card loans	1,359,528	496,591		—	299,427	1,556,692	1,359,528
Financial leases	47,227	15,263		—	3,549	58,941	47,227
Other	539,322	182,433		24	148,569	573,162	539,322
Private securities	1,314	190	(2)	—	46	1,458	1,314
Contingent commitments	1,483	116		—	—	1,599	1,483

TOTAL ALLOWANCES	4,345,357	2,623,194	(3)	38,707	655,879	6,273,965	4,345,357

(1)

Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration the disclosures made in Note 11 - Other financial as sets and Note 12 - Loans and other financing to the consolidated financial statements.

(2)	Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(3)	Includes total exchange rate difference of:

- Other financial assets	100,666
- Loans and other financing	164,105
- Private securities	168

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the accompanying condensed interim consolidated financial statements of BBVA Banco Francés S.A. (the “Entity”) and its subsidiaries, which include the condensed consolidated statement of financial position as of March 31, 2019, the condensed consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, exhibits and selected explanatory notes.

The balances and other information as of December 31, 2018 and for the three-month period ended March 31, 2018 are an integral part of the aforementioned financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors’ and Management responsibility for the financial statements

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying condensed consolidated financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”), and, particularly, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as approved by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), except for section 5.5 “Impairment of Value” of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”. Furthermore, the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions and Memorandum No. 7/2019, issued by the regulator on April 29, 2019 regarding the valuation of the investment held by the Entity in Prisma Medios de Pago S.A. were taken into account. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Scope of our review

Our responsibility is to issue a conclusion on these condensed interim consolidated financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying condensed interim consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements of BBVA Banco Francés S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying condensed consolidated financial statements:

a)

As explained in Note 2 to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework, which differs from IFRS as to the application of section 5.5 “Impairment of Value” of IFRS 9 “Financial Instruments”, which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions.

b)

As explained in Notes 2.b) and 3, as provided for by BCRA Communication “A” 6651, the Entity has not applied IAS 29 “Financial Reporting in Hyperinflationary Economies” to the preparation of the accompanying financial statements. The existence of an inflationary context affects the Entity’s financial position and results of operations and, therefore, the inflation impact may distort the financial information, which should be considered in the interpretation of the information provided by the Entity in these consolidated financial statements in respect of its financial position, comprehensive income and cash flows. Management estimates that both the Entity’s equity and income may differ significantly, should IAS 29 be applied.

c)

As explained in Note 2 c), the accompanying financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions.

d)

As explained in Note 2 d) to the accompanying financial statements, by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were reclassified to “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the Company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/1019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest.

The aforementioned situations do not modify the conclusion stated in the Conclusion paragraph, but it should be considered by those users that apply IFRS to the interpretation of the accompanying financial statements.

City of Buenos Aires, May 8, 2019

KPMG

María Gabriela Saavedra

Partner

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	03.31.19	12.31.18
ASSETS
Cash and deposits in banks	4	103,986,977	99,102,416
Cash		15,101,286	15,570,362
Financial institutions and correspondents		88,885,691	83,532,054
Argentine Central Bank (BCRA)		81,997,669	75,503,977
Other in the country and abroad		6,888,022	8,028,077
Debt securities at fair value through profit or loss	5 and Exhibit A	2,047,051	7,505,826
Derivatives	6	820,604	591,418
Repo transactions	7	21,425,035	12,861,116
Other financial assets	8	9,374,913	9,233,052
Loans and other financing	9	185,271,246	181,398,818
Non-financial government sector		439	207
Argentine Central Bank (BCRA)		1,518	383
Other Financial Institutions		6,299,656	9,583,794
Non-financial private sector and residents abroad		178,969,633	171,814,434
Other debt securities	10	40,541,600	23,742,631
Financial assets pledged as collateral	11	5,278,301	4,703,064
Investments in equity instruments	13 and Exhibit A	1,783,576	10,216
Investments in subsidiaries and associates	14	2,571,635	2,371,153
Property and equipment	15	11,609,063	9,816,116
Intangible assets	16	542,565	510,912
Deferred income tax assets		274,386	194,036
Other non-financial assets	17	2,201,040	2,133,285
Non-current assets held for sale	18	59,776	493,373

TOTAL ASSETS		387,787,768	354,667,432

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	Notes and Exhibits	03.31.19	12.31.18
LIABILITIES
Deposits	19 and Exhibit H	278,963,497	259,763,289
Non-financial government sector		1,666,961	1,544,761
Financial sector		230,106	294,122
Non-financial private sector and residents abroad		277,066,430	257,924,406
Liabilities at fair value through profit or loss	20	1,969,005	692,270
Derivative instruments	6	1,611,843	1,377,259
Repo transactions	7	—	14,321
Other financial liabilities	21	29,306,624	28,189,392
Financing received from the BCRA and other financial institutions	22	5,999,754	5,527,525
Corporate bonds issued	23	4,228,208	2,473,690
Current income tax liabilities	12 a)	5,719,534	3,609,985
Provisions	Exhibit J	3,847,375	3,603,314
Other non-financial liabilities	24	11,766,664	10,864,722

TOTAL LIABILITIES		343,412,504	316,115,767

EQUITY
Share capital	26	612,660	612,660
Non-capitalized contributions		6,735,977	6,735,977
Capital adjustments		312,979	312,979
Reserves		17,424,932	17,424,932
Retained earnings		13,470,092	3,856,405
Other accumulated comprehensive income		(188,995)	(4,975)
Informe for the period		6,007,619	9,613,687

TOTAL EQUITY		44,375,264	38,551,665

TOTAL LIABILITIES AND EQUITY		387,787,768	354,667,432

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits	2019	2018
Interest income	27	18,375,643	7,703,148
Interest expenses	28	(8,648,989)	(2,798,989)

Net interest income		9,726,654	4,904,159

Commission income	29	3,717,069	2,173,036
Commission expenses	30	(2,319,276)	(1,350,837)

Net commission income		1,397,793	822,199

Net income from financial instruments at fair value through profit or loss	31	2,424,933	309,177
Net (loss) / income from write-down of assets at amortized cost and at fair value through OCI	32	(4,183)	1,367
Foreign exchange and gold gains /(losses)	33	1,172,961	694,629
Other operating income	34	3,388,355	1,496,600
Loan loss allowances	Exhibit R	(2,356,878)	(521,926)

Net operating income		15,749,635	7,706,205

Personnel benefits	35	(2,702,976)	(1,929,247)
Administrative expenses	36	(2,035,778)	(1,486,862)
Depreciation and amortization	37	(358,361)	(197,358)
Other operating expenses	38	(2,528,966)	(2,111,714)

Operating income		8,123,554	1,981,024

Income from associates and joint ventures		210,395	157,645

Income before income tax		8,333,949	2,138,669

Income tax	12 b)	(2,326,330)	(593,371)

Income for the period		6,007,619	1,545,298

EARNINGS PER SHARE

AS OF MARCH 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	03.31.19	03.31.18
Numerator:
Net income attributable to owners of the Parent	6,007,619	1,545,298
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	6,007,619	1,545,298
Denominator:
Weighted average of outstanding common shares for the period	612,659,638	588,595,588
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,659,638	588,595,588
Basic earnings per share (stated in thousands of pesos)	9.8058	2.6254
Diluted earnings per share (stated in thousands of pesos) (1)	9.8058	2.6254

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(stated in thousands of pesos)

	2019	2018
Income for the period	6,007,619	1,545,298
Other comprehensive income components to be reclassified to income/(loss) for the period:
Profits or losses from financial instruments at fair value through OCI
(Loss) for the period on financial instruments at fair value through OCI	(281,501)	(11,231)
Reclassification adjustment for the period	4,183	34,805
Income tax	103,203	(10,441)

	(174,115)	13,133

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Share in Other Comprehensive Income from associates and joint ventures at equity method:
(Loss) for the period on the share in OCI from associates and joint ventures at equity method	(9,905)	(7,958)

	(9,905)	(7,958)

Total Other Comprehensive (Loss) / Income to be reclassified to income/(loss) for the period	(184,020)	5,175
Total Other Comprehensive Income for the period	(184,020)	5,175

Total Comprehensive Income	5,823,599	1,550,473

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019

(stated in thousands of pesos)

	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity
Balances at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665
Total comprehensive income for the period
- Income for the period	—	—	—	—	—	—	—	6,007,619	6,007,619
- Other Comprehensive Income/(Loss) for the period	—	—	—	(174,115)	(9,905)	—	—	—	(184,020)

Balances at fiscal period end	612,660	6,735,977	312,979	(286,727)	97,732	4,802,904	12,622,028	19,477,711	44,375,264

SEPARATE CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	03.31.19	03.31.18
Cash flows from operating activities
Income before income tax	8,333,949	2,138,669
Adjustments to obtain flows from operating activities:	(9,083,488)	(510,327)
Depreciation and amortization	358,361	197,358
Loan loss allowances	2,356,877	521,926
Effect of exchange rate changes on cash and cash equivalents	(8,036,083)	(1,372,835)
(Loss) from sale of Prisma	(2,695,720)	—
Other adjustments	(1,066,923)	143,224
Net decreases from operating assets:	(26,158,742)	(10,585,298)
Debt securities at fair value through profit or loss	5,458,775	4,892,245
Derivative instruments	(229,186)	(23,920)
Repo transactions	(8,563,919)	(814,162)
Loans and other financing	(3,784,067)	(11,301,111)
Non-financial government sector	(232)	76
Other financial institutions	3,283,003	63,553
Non-financial private sector and residents abroad	(7,066,838)	(11,364,740)
Other debt securities	(16,973,084)	1,722,282
Financial assets pledged as collateral	(575,237)	(674,791)
Investments in equity instruments	—	1,322
Other assets	(1,492,024)	(4,387,163)
Net increases from operating liabilities:	21,389,388	7,161,745
Deposits	19,200,208	6,455,574
Non-financial government sector	122,200	210,045
Financial sector	(64,016)	(32,699)
Non-financial private sector and residents abroad	19,142,024	6,278,228
Liabilities at fair value through profit or loss	1,276,735	—
Derivative instruments	234,584	15,669
Repo transactions	(14,321)	293,774
Other liabilities	692,182	396,728
Income tax paid	(222,450)	(197,989)

Total cash flows used in operating activities	(5,741,343)	(1,993,200)

SEPARATE CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIOD ENDED MARCH 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	03.31.19	03.31.18
Cash flows from investing activities
Payments:	(411,518)	(514,395)
Purchase of property and equipment, intangible assets and other assets	(411,518)	(310,553)
Other payments related to investing activities	—	(203,842)
Collections:	1,729,915	—
Sale of investments in equity instruments	1,729,915	—
Total cash flows generated by / (used in) investing activities	1,318,397	(514,395)

Cash flows from financing activities
Payments:	(347,975)	(221,084)
Non-subordinated corporate bonds	(209,616)	(213,306)
BCRA	(8,746)	(7,778)
Lease payments	(129,613)	—
Collections:	1,619,400	—
Non-subordinated corporate bonds	1,619,400	—

Total cash flows generated by / (used in) investing activities	1,271,425	(221,084)

Effect of exchange rate changes on cash and cash equivalents	8,036,082	1,372,834
Total changes in cash flows

	4,884,561	(1,355,845)

Cash and cash equivalents at the beginning of the year (Note 4)	99,102,416	38,179,507

Cash and cash equivalents at fiscal period end (Note 4)	103,986,977	36,823,662

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2019

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, BBVA Banco Francés S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA.

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above, and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These condensed interim financial statements for the three-month period ended March 31, 2019 are prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with a temporary exception for the application of the impairment model in Section 5.5 “Impairment” of IFRS 9 “Financial Instruments” (hereinafter “financial reporting framework established by the BCRA”) and International Accounting Standard (IAS) No. 29 “Reporting in hyperinflationary economies” and considering, in turn, the accounting standards set forth by the BCRA through Memorandum No. 6/2017 regarding the criterion applicable to recognize uncertain tax provisions and Memorandum No. 7/2019.

As stated in Note 2 to the consolidated condensed interim financial statements, the above mentioned circumstances result in a departure from the IFRS which has a significant impact and may distort the information provided in these separate financial statements.

As this is an interim period, the Bank has opted to present condensed information. Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency and unit of account (Note 3 to the consolidated condensed interim financial statements)

•	Accounting judgment and estimates (Note 4 to the consolidated condensed interim financial statements)

•	Significant accounting policies (Note 5 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries.

•	IFRS issued but not yet effective (Note 6 to the consolidated condensed interim financial statements)

•	Provisions (Note 27 to the consolidated condensed interim financial statements)

•	Fair values of financial instruments (Note 43 to the consolidated condensed interim financial statements)

•	Segment reporting (Note 44 to the consolidated condensed interim financial statements)

•	Subsidiaries (Note 45 to the consolidated condensed interim financial statements)

•	Deposits guarantee regime (Note 49 to the consolidated condensed interim financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets (Note 51 to the consolidated condensed interim financial statements)

•	Trust activities (Note 53 to the consolidated condensed interim financial statements)

•	Mutual funds (Note 54 to the consolidated condensed interim financial statements)

•	Penalties and administrative proceedings initiated by the BCRA (Note 55 to the consolidated condensed interim financial statements)

•	Subsequent events (Note 56 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

The Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2018, in all the periods presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable returns from its interest in the company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

The interim financial statements as of March 31, 2019 of the subsidiaries BBVA Francés Valores S.A, BBVA Francés Asset Management S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information on an homogeneous basis.

Interim financial information

These financial statements for the three-month period ended March 31, 2019 have been prepared in accordance with IAS 34 “Interim financial information” and pursuant to the policies adopted by the Entity in its annual financial statements as of December 31, 2018.

4.	Cash and deposits in banks

	03.31.19	12.31.18
Cash	15,101,286	15,570,362
BCRA - Current account	81,997,669	75,503,977
Balances in local and foreign financial institutions	6,888,022	8,028,077

TOTAL	103,986,977	99,102,416

5.	Debt securities at fair value through profit or loss

	03.31.19	12.31.18
Government securities	965,020	950,525
Private securities - Corporate bonds	93,005	167,914
BCRA Bills	989,026	6,387,387

TOTAL	2,047,051	7,505,826

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Statement of financial position in the item “Derivative instruments” and changes in fair values were recognized in the Statement of Income in the item “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	03.31.19	12.31.18
Debit balances linked to foreign currency forwards pemding settlement in pesos	820,604	591,418

TOTAL	820,604	591,418

Liabilities

	03.31.19	12.31.18
Credit balances linked to foreign currency forwards pending settlement in pesos	1,226,676	889,731
Credit balances linked to interest rate swaps	385,167	487,528

TOTAL	1,611,843	1,377,259

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and euros, as applicable, as well as the base value of interest rate swaps are reported below.

	03.31.19	12.31.18
Foreign Currency Forwards
Foreign currency forward purchases - US$	587,535	620,651
Foreign currency forward sales - US$	619,273	760,615
Foreign currency forward sales - Euros	8,182	5,463
Interest rate swaps
Fixed rate for floating rate	2,884,496	3,261,154

7.	Repo transactions

Reverse repurchase transactions

		03.31.19	12.31.18
Amounts receivable for reverse repurchase transactions of government securities and BCRA bills with financial institutions		406,988	154,753
Amounts receivable for reverse repurchase transactions of BCRA bills with financial institutions		7,710,683	—
Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions	(1)	13,307,364	12,706,363

TOTAL		21,425,035	12,861,116

(1)	For one repo transaction of Argentine Bonds in US Dollars 2024 carried out with Argentina for an original total of US$ 300,000,000 with final maturity on May 7, 2020.

Repurchase transactions

	03.31.19	12.31.18
Amounts payable for repurchase transactions of BCRA bills and government securities with financial institutions	—	14,321

TOTAL	—	14,321

8.	Other financial assets

	03.31.19	12.31.18
Measured at amortized cost Financial debtors from spot transactions pending settlement	6,911,243	6,842,344
Non-financial debtors from spot transactions pending settlement	442,934	91,052
Debtors from sale of ownership interest in Prisma Medios de Pago S.A.	1,344,357	—
Other receivables	1,957,145	1,816,476
Other	155,679	552,220

	10,811,358	9,302,092

Allowance for loan losses (Exhibit R)	(1,436,445)	(69,040)

TOTAL	9,374,913	9,233,052

9.	Loans and other financing

The Bank keeps loans and other financing under a business model with the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.19	12.31.18
Non-financial government sector	439	207
BCRA	1,518	383
Other financial institutions	6,360,533	9,669,282
Overdrafts	8,019,246	11,789,313
Discounted instruments	10,116,572	11,310,587
Unsecured instruments	11,712,320	12,739,330
Instruments purchased	18,880	264,434
Real estate mortgage	11,040,556	10,104,731
Pledge loans	1,633,244	1,650,222
Consumer loans	24,386,326	23,560,930
Credit cards	45,109,757	41,869,188
Loans for the prefinancing and financing of exports	52,342,272	45,088,576
Receivables from financial leases	2,185,336	2,377,747
Loans to personnel	1,312,261	1,203,780
Other financing	15,849,955	14,028,347

	190,089,215	185,657,057

Allowance for loan losses (Exhibt R)	(4,817,969)	(4,258,239)

TOTAL	185,271,246	181,398,818

A breakdown of loans and other financing according to credit quality standing pursuant to the standards applicable issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	03.31.19	12.31.18
Total Exhibits B and C	191,514,731	187,056,726
Plus:
BCRA	1,518	383
Loans to personnel	1,312,261	1,203,780
Less:
Allowance for loan losses	4,817,969	4,258,239
Adjustment for effective interest rate	618,801	767,474
Corporate bonds	150,665	123,275
Loan commitments	1,969,829	1,713,083

Total loans and other financing	185,271,246	181,398,818

10.	Other debt securities

a)	Financial assets measured at amortized cost

They include corporate bonds for which the Entity is carrying out credit recovery transactions, in the amount of 136 as of March 31, 2019 and December 31, 2018.

b)	Financial assets measured at fair value through OCI

	03.31.19	12.31.18
Government securities	11,673,640	9,815,621
BCRA Liquidity Bills	28,737,098	13,815,040
Private securities - Corporate bonds	132,184	113,148

	40,542,922	23,743,809

Allowance for loan losses - Private securities (Exhibit R)	(1,458)	(1,314)

TOTAL	40,541,464	23,742,495

11.	Financial assets pledged as collateral

As of March 31, 2019 and December 31, 2018, the Entity delivered the financial assets listed below as collateral:

		03.31.19	12.31.18
BCRA - Special guarantee accounts	(1)	1,677,335	1,238,252
Guarantee Trust - Government securities and BCRA bills at fair value through OCI	(2)	—	1,061,766
Guarantee Trust - Pesos	(2)	937,650	14,260
Deposits as collateral	(3)	2,663,316	2,372,751
For repo transactions - Government securities at fair value	(4)	—	16,035

TOTAL		5,278,301	4,703,064

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.

(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	It corresponds to repo transactions.

12.	Income tax

a)	Current income tax liabilities

Breakdown is as follows:

	03.31.19	12.31.18
Advances	(889,891)	(667,440)
Collections and withholdings	(575)	(575)
Income tax provision	6,610,000	4,278,000

	5,719,534	3,609,985

b) Income tax expense

Breakdown of income tax expense:

	03.31.19	03.31.18
Current tax	2,332,000	603,000
Deferred tax	(5,670)	(9,629)

	2,326,330	593,371

Pursuant to IAS No. 34, in interim periods income tax is recognized over the best estimate of the weighted average tax rate expected by the Entity for the fiscal year.

The Bank’s effective rate for the three-month period ended March 31, 2019 and 2018 was 28% for both periods.

13.	Investments in equity instruments

Investments in equity instruments over which the Bank has no control, joint control or a significant influence are measured at fair value through OCI. Breakdown is as follows:

	03.31.19	12.31.18
Prisma Medios de Pago S.A. (See Note 16 - Consolidated)	1,765,000	—
Banco Latinoaméricano de Exportaciones S.A.	17,463	9,516
Other	1,113	700

TOTAL	1,783,576	10,216

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	03.31.19	12.31.18
BBVA Francés Valores S.A.	167,215	164,294
Consolidar A.F.J.P. S.A. (under liquidation proceedings)	32,223	28,454
Volkswagen Financial Services Compañía Financiera S.A.	687,668	633,362
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	513,594	426,759
PSA Finance Arg. Cía. Financiera S.A.	446,250	434,494
Rombo Cía. Financiera S.A.	524,803	514,779
BBVA Consolidar Seguros S.A.	166,018	135,148
Interbanking S.A.	33,864	33,863

TOTAL	2,571,635	2,371,153

15.	Property and equipment

	03.31.19	12.31.18
Real estate	6,792,379	6,820,968
Real estate purchased through financial leases	1,870,641	—
Furniture and facilities	1,560,920	1,561,128
Machinery and equipment	903,808	951,797
Vehicles	11,760	12,704
Constructions in progress	469,555	469,519

TOTAL	11,609,063	9,816,116

Detailed information on assets and liabilities for leases as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 18 to the consolidated condensed interim financial statements.

16.	Intangible assets

	03.31.19	12.31.18
Licenses - Software	542,565	510,912

TOTAL	542,565	510,912

17.	Other non-financial assets

	03.31.19	12.31.18
Investment properties	66,009	66,368
Tax advances	470,820	388,264
Prepayments	1,254,112	1,159,780
Advances to suppliers of goods	137,180	152,848
Other miscellaneous assets	257,774	327,504
Advances to personnel	2,833	8,155
Assets acquired as security for loans	3,809	2,758
Other	8,503	27,608

TOTAL	2,201,040	2,133,285

18.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of March 31, 2019 and December 31, 2018 amounts to 59,776, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest was presented as “Non-current assets held for sale”, in the amount of 433,597 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in that Company was completed on February 1, 2019.

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	03.31.19	12.31.18
Non-financial government sector	1,666,961	1,544,761
Financial sector	230,106	294,122
Non-financial private and residents abroad	277,066,430	257,924,406
Checking accounts	28,404,529	28,583,294
Savings accounts	150,422,027	140,956,173
Time deposits	93,651,534	84,050,291
Other	4,588,340	4,334,648

TOTAL	278,963,497	259,763,289

20.	Liabilities at fair value through profit or loss

	03.31.19	12.31.18
Obligations from securities transactions	1,969,005	692,270

TOTAL	1,969,005	692,270

21.	Other financial liabilities

	03.31.19	12.31.18
Creditors from spot transactions pending settlement	6,856,546	7,031,105
Obligations from financing of purchases	12,002,335	13,105,616
Liabilities for financial leases (Note 25)	2,112,161	—
Accrued commissions payable	11,715	5,893
Collections and other transactions on behalf of third parties	3,649,505	3,374,476
Interest accrued payable	89,176	89,774
Other	4,585,186	4,582,528

TOTAL	29,306,624	28,189,392

22.	Financing received from the BCRA and other financial institutions

The financing received from the BCRA and other financial institutions is measured at amortized cost and the breakdown is as follows:

	03.31.19	12.31.18
Local financial institutions	321,315	—
BCRA	18,754	10,008
Foreign financial institutions	5,659,685	5,517,517

TOTAL	5,999,754	5,527,525

23.	Corporate bonds issued

The detail of corporate bonds in force as of March 31, 2019 and December 31, 2018, is included in Note 26 to the consolidated condensed interim financial statements.

24.	Other non-financial liabilities

	03.31.19	12.31.18
Short-term personnel benefits	2,067,188	2,525,378
Long-term personnel benefits	180,354	180,354
Other collections and withholdings	2,076,029	2,014,695
Social security payable	283,805	68,967
Advances collected	1,856,389	1,653,586
Miscellaneous creditors	4,212,792	3,427,678
For contract liabilities	190,768	189,140
Other taxes payable	892,820	775,669
Other	6,519	29,255

TOTAL	11,766,664	10,864,722

25.	Leases

See note 29 to the Consolidated Condensed Interim Financial Statements.

26.	Share capital

The information on the corporate stock is disclosed in Note 30 to the consolidated financial statements.

27.	Interest income

	03.31.19	03.31.18
Interest from loans to the financial sector	699,888	474,031
Interest from overdrafts	1,528,558	917,500
Interest from instruments	1,990,751	865,226
Interest from real estate mortgage	261,244	142,561
Interest from pledge loans	97,747	128,448
Interest from credit card loans	3,892,306	1,671,465
Interest from financial leases	122,837	124,653
Interest from consumer loans	1,755,947	1,355,898
Interest from other loans	699,492	446,658
Premium from reverse repurchase agreements	373,820	109,473
Interest from government securities	4,725,693	952,624
Interest from private securities	1,988	7,772
Interest from loans for the prefinancing and financing of exports	658,721	174,907
Stabilization Coefficient (CER) clause adjustment	17,857	44,416
Acquisition Value Unit (UVA) clause adjustment	1,548,475	287,516
Other financial income	319	—

TOTAL	18,375,643	7,703,148

28.	Interest expenses

	03.31.19	03.31.18
Checking accounts deposits	669,369	288,583
Savings accounts deposits	36,103	10,820
Time deposits	7,002,509	2,074,916
Interfinancial loans received	15,826	7,256
Other liabilities from financial transactions	625,516	233,554
Premium for reverse repurchase agreements	403	25,416
Acquisition Value Unit (UVA) clause adjustments	295,432	158,404
Other	3,831	40

TOTAL	8,648,989	2,798,989

29.	Commission income

	03.31.19	03.31.18
Linked to liabilities	1,986,401	1,241,128
Linked to loans	225,510	655,185
Linked to securities	20,105	30,186
From guarantees granted	292	1,154
From credit cards	1,078,183	—
From insurance	223,249	167,493
From foreign trade and foreign currency transactions	183,329	77,890

TOTAL	3,717,069	2,173,036

30.	Commission expenses

	03.31.19	03.31.18
From credit and debit cards	1,020,907	517,856
Latam Pass Commissions	725,966	426,356
From promotions	350,067	120,881
Other commission expenses	194,648	135,219
From foreign trade transactions	27,205	24,530
Related to transactions with securities	483	291

TOTAL	2,319,276	1,225,133

31.	Net income/(loss) from measurement of financial instruments carried at fair value through profit or loss

	03.31.19	03.31.18
Income from foreign currency forward transactions	112,613	39,614
Income from government securities	864,243	186,284
Income from corporate bonds	21,977	7,830
Income from private securities	1,552,585	73,800
Interest rate swaps	(126,485)	1,649

TOTAL	2,424,933	309,177

32.	(Loss) /Income from writing down of financial assets at amortized cost and at fair value through OCI

	03.31.19	03.31.18
(Loss)/Income from sale of government securities	(4,183)	1,367

TOTAL	(4,183)	1,367

33.	Foreign exchange and gold gains/(losses)

	03.31.19	03.31.18
Conversion of foreign currency assets and liabilities into pesos	(172,277)	162,340
Income from purchase-sale of foreign currency	1,345,238	532,289

TOTAL	1,172,961	694,629

34.	Other operating income

	03.31.19	03.31.18
Income from sale of non-current assets held for sale	2,695,720	—
Other operating income	251,075	188,983
Adjustment and interest on miscellaneous receivables	171,297	61,240
Rental of safe deposit boxes	122,349	100,082
Loans recovered	77,917	62,186
Allowances reversed	38,707	50,693
Punitive interest	31,290	11,898
Income tax - Tax inflation adjustment - Fiscal year 2017 (Note 15.c to the consolidated financial statements)	—	1,021,518

TOTAL	3,388,355	1,496,600

35.	Personnel benefits

	03.31.19	03.31.18
Salaries	1,659,297	1,169,906
Social security charges	456,536	354,706
Personnel compensations and bonuses	128,076	117,905
Personnel services	50,502	37,372
Other short-term personnel benefits	408,565	249,358

TOTAL	2,702,976	1,929,247

36.	Administrative expenses

	03.31.19	03.31.18
Travel expenses	27,033	19,434
Administrative expenses	159,987	100,775
Security services	85,565	77,006
Fees to Bank Directors and Supervisory Committee	3,722	3,374
Other fees	84,934	55,947
Insurance	24,912	15,579
Rent	170,030	149,997
Stationary and supplies	10,940	9,191
Electricity and communications	110,066	64,066
Advertising	121,581	111,998
Taxes	559,266	375,269
Maintenance costs	277,641	158,746
Armored transportation services	165,577	163,315
Other administrative expenses	234,524	182,165

TOTAL	2,035,778	1,486,862

37.	Depreciation and amortization

	03.31.19	03.31.18
Depreciation of property and equipment	238,354	166,495
Amortization of intangible assets	21,663	30,221
Depreciation of assets acquired through financial leases	97,828	—
Depreciation of other assets	516	642

TOTAL	358,361	197,358

38.	Other operating expenses

	03.31.19	03.31.18
Contributions to the Deposits Guarantee Fund	109,666	65,805
Turnover tax	1,366,900	689,500
Other allowances (Exhibit J)	270,332	1,147,904
Claims	47,477	58,052
Interest on liabilities from financial leases	55,490	—
Initial recognition of loans	402,464	—
Other operating expenses	276,637	150,453

TOTAL	2,528,966	2,111,714

39.	Related parties

See Note 46 to the Consolidated Condensed Interim Financial Statements.

40.	Restrictions to the payment of dividends

See Note 47 to the consolidated financial statements regarding the restrictions to the payment of dividends.

41.	Restricted assets

We refer to Note 48 to the consolidated financial statements regarding the Entity’s restricted assets.

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels, among others.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.19	12.31.18
Balances at the BCRA
Argentine Central Bank (BCRA) – current account not restricted	87,171,933	82,119,608
Argentine Central Bank (BCRA) – special guarantee accounts - restricted (Note 11)	1,677,335	1,238,252
Argentine Central Bank (BCRA) – social security special accounts - restricted	241,552	—

	89,090,820	83,357,860

Treasury Bonds in pesos at fixed rate due November 2020	7,208,000	6,936,000
Liquidity Bills – B.C.R.A.	29,726,124	20,202,428

TOTAL	126,024,944	110,496,288

42.2	Minimum capital requirements

The breakdown of minimum capital requirements is as follows at the mentioned date:

Minimum capital requirement	03.31.19	03.31.18
Credit risk	17,947,228	13,071,388
Operational risk	3,882,531	2,573,714
Market risk	233,130	240,943

Paid-in	38,285,433	27,045,689

Surplus	16,222,544	11,159,644

43.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book balance 03/31/19	Book value 12/31/18	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government Securities - In pesos
Capitalizable Treasury Bills in pesos. Maturity 05-31-19	5270	94,043	1	94,043	—	94,043	—	94,043
Capitalizable Treasury Bills in pesos. Maturity 04-30-19	5268	62,000	1	62,000	—	62,000	—	62,000
CER-adjusted Argentine Bond in pesos. Maturity 2020	5321	55,623	1	55,623	—	55,623	—	55,623
Province of Río Negro Debt Security. Floating rate. Maturity 2021	42016	52,387	1	52,387	53,584	52,387	—	52,387
Argentine Treasury Bond in pesos. Monetary policy rate. Maturity 2020	5327	28,375	1	28,375	23,156	28,375	—	28,375
Capitalizable Treasury Bills in pesos. Maturity 06-28-19	5281	27,880	1	27,880	306,053	27,880	—	27,880
Capitalizable Treasury Bills in pesos. Maturity 05-10-19	5289	26,469	2	26,469	—	26,469	—	26,469
Capitalizable Treasury Bills in pesos. Maturity 04-30-20	5271	220	1	220	48,825	220	—	220
Capitalizable Treasury Bills in pesos. Maturity 02-22-19	5273	—		—	229,419	—	—	—
CER-adjusted Treasury Bills. Maturity 02-22-19	5274	—		—	185,182	—	—	—
Other		4,683		4,683	99,612	4,683	—	4,683

Subtotal Government Securities - In pesos		351,680		351,680	945,830	351,680	—	351,680

Government Securities - In foreign currency
Argentine International Bond in USD. Maturity 04-22-2019	92581	571,310	1	571,310	—	571,310	—	571,310
Argentine Treasury Bond in USD. Fixed rate. Maturity 10-08-2020	5468	41,619	1	41,619	—	41,619	—	41,619
Treasury Bills in USD. Maturity 08-16-19	5282	290	1	290	—	290	—	290
Treasury Bills in USD. Maturity 07-26-19	5258	105	1	105	30	105	—	105
Treasury Bills in USD. Maturity 05-24-19	5256	16	1	16	—	16	—	16
Treasury Bills in USD. Maturity 02-22-19	5251	—		—	4,156	—	—	—
Treasury Bills in USD. Maturity 02-08-19	5250	—		—	467	—	—	—
Treasury Bills in USD. Maturity 03-29-19	5263	—		—	42	—	—	—

Subtotal Government Securities - In foreign currency		613,340		613,340	4,695	613,340	—	613,340

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 04-04-19	13371	989,026	2	989,026	—	989,026	—	989,026
BCRA Liquidity Bills in pesos. Maturity 01-07-19	13311	—		—	6,387,388	—	—	—

Subtotal BCRA Bills		989,026		989,026	6,387,388	989,026	—	989,026

Private Securities
Corporate Bond FCA Financiera Series I UVA Maturity 11-05-20	53823	61,933	2	61,933	56,748	61,933	—	61,933
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	20,789	2	20,789	18,034	20,789	—	20,789
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	5,214	2	5,214	5,297	5,214	—	5,214
Corporate Bond Rombo Cia Financiera S.A. Class 40	52940	5,069	2	5,069	4,963	5,069	—	5,069
Corporate Bond Banco Santander Rio S.A. Class XXIII	53448	—		—	51,080	—	—	—
Corporate Bond YPF S.A. Class XVII	38562	—		—	18,707	—	—	—
Corporate Bond YPF S.A. Class XXXV	39792	—		—	10,922	—	—	—
Corporate Bond Rombo Cia Financiera S.A. Class 36	52186	—		—	2,164	—	—	—

Subtotal Private Securities		93,005		93,005	167,913	93,005	—	93,005

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		2,047,051		2,047,051	7,505,826	2,047,051	—	2,047,051

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book balance 03/31/19	Book value 12/31/18	Position with no options	Options	Final position
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Argentine Treasury Bond in pesos. Fixed rate. Maturity November 2020	5330	7,208,000	1	7,208,000	6,936,000	7,208,000	—	7,208,000
Capitalizable Treasury Bills in pesos. Maturity 04-12-19	5280	449,250	1	—	407,800	—	—	—
Capitalizable Treasury Bills in pesos. Maturity 04-30-19	5268	372,000	1	136,400	—	136,400	—	136,400
Capitalizable Treasury Bills in pesos. Maturity 06-28-19	5281	219,900	1	—	204,500	—	—	—
CER-adjusted Argentine Bond in pesos. Maturity 2021	5315	117,679	1	117,679	100,166	117,679	—	117,679

Subtotal Government Securities - In pesos		8,366,829		7,462,079	7,648,466	7,462,079	—	7,462,079

Government Securities - In foreign currency
Treasury Bills in USD. Maturity 04-26-19	5255	1,931,605	1	1,931,605	809,347	1,931,605	—	1,931,605
Treasury Bills in USD. Maturity 05-10-19	5272	1,582,242	1	1,582,242	704,886	1,582,242	—	1,582,242
Treasury Bills in USD. Maturity 04-12-19	5254	462,860	1	462,860	—	462,860	—	462,860
Treasury Bills in USD. Maturity 07-26-19	5258	128,753	1	128,753	—	128,753	—	128,753
Treasury Bills in USD. Maturity 06-14-19	5275	86,096	1	86,096	—	—	—	—
Treasury Bills in USD. Maturity 05-24-19	5256	20,006	1	20,006	—	—	—	—
Treasury Bills in USD. Maturity 03-15-19	5261	—		—	470,762	—	—	—
Treasury Bills in USD. Maturity 02-08-19	5250	—		—	182,160	—	—	—

Subtotal Government Securities - In foreign currency		4,211,561		4,211,561	2,167,155	4,105,459	—	4,105,459

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 04-03-19	13370	13,874,559	2	13,874,559	—	13,874,559	—	13,874,559
BCRA Liquidity Bills in pesos. Maturity 04-04-19	13371	6,923,182	2	6,923,182	—	6,923,182	—	6,923,182
BCRA Liquidity Bills in pesos. Maturity 04-01-19	13369	4,973,330	2	4,973,330	—	4,973,330	—	4,973,330
BCRA Liquidity Bills in pesos. Maturity 04-05-19	13372	1,980,165	2	1,980,165	—	1,980,165	—	1,980,165
BCRA Liquidity Bills in pesos. Maturity 04-08-19	13373	985,862	2	985,862	—	985,862	—	985,862
BCRA Liquidity Bills in pesos. Maturity 01-04-19	13310	—		—	9,870,740	—	—	—
BCRA Liquidity Bills in pesos. Maturity 01-08-19	13312	—		—	3,944,300	—	—	—

Subtotal BCRA Bills		28,737,098		28,737,098	13,815,040	28,737,098	—	28,737,098

Private Securities - In foreign currency
Corporate Bond John Deere Credit Cia. Financiera S.A. Class XII	51620	132,184	2	132,184	113,148	132,184	—	132,184

Subtotal Private Securities		132,184		132,184	113,148	132,184	—	132,184

Subtotal Measured at Fair Value through OCI		41,447,672		40,542,922	23,743,808	40,436,818	—	40,436,818

MEASURED AT AMORTIZED COST
Private Securities - In pesos
Corporate Bond EXO. S.A.		136	2	136	136	136	—	136

TOTAL OTHER DEBT SECURITIES		41,447,808		40,543,058	23,743,945	40,436,954	—	40,436,954

EQUITY INSTRUMENTS
Local:
Private Securities - In pesos
Prisma Medios de Pago S.A.		1,765,000	3	1,765,000	—	1,765,000	—	1,765,000
Other		231	2	231	225	231	—	231
Foreign:
Private Securities - In foreign currency
Other		18,345	2	18,345	9,991	18,345	—	18,345

TOTAL EQUITY INSTRUMENTS		1,783,576		1,783,576	10,216	1,783,576	—	1,783,576

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	03.31.19	12.31.18
COMMERCIAL PORTFOLIO
Normal performance	98,176,101	99,824,957

Preferred collaterals and counter-guarantees “A”	543,071	782,100
Preferred collaterals and counter-guarantees “B”	923,098	1,068,873
No preferred collaterals or counter-guarantees	96,709,932	97,973,984
With special follow-up	123,677	174,767

Under observation	123,677	174,767

Preferred collaterals and counter-guarantees “B”	2,442	3,522
No preferred collaterals or counter-guarantees	121,235	171,245
Troubled	1,705,853	1,529,081

Preferred collaterals and counter-guarantees “B”	—	3,315
No preferred collaterals or counter-guarantees	1,705,853	1,525,766
With high risk of insolvency	392,266	294,627

Preferred collaterals and counter-guarantees “B”	12,719	9,437
No preferred collaterals or counter-guarantees	379,547	285,190
Uncollectible	35,208	23,658

No preferred collaterals or counter-guarantees	35,208	23,658

TOTAL	100,433,105	101,847,090

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	03.31.19	12.31.18
CONSUMER AND HOUSING PORTFOLIO
Normal performance	87,288,708	82,079,990

Preferred collaterals and counter-guarantees “A”	50,237	52,624
Preferred collaterals and counter-guarantees “B”	11,098,170	9,573,987
No preferred collaterals or counter-guarantees	76,140,301	72,453,379
Low risk	1,660,050	1,363,176

Preferred collaterals and counter-guarantees “A”	1,291	769
Preferred collaterals and counter-guarantees “B”	66,749	61,746
No preferred collaterals or counter-guarantees	1,592,010	1,300,661
Medium risk	1,246,655	1,112,362

Preferred collaterals and counter-guarantees “B”	17,453	8,703
No preferred collaterals or counter-guarantees	1,229,202	1,103,659
High risk	819,029	585,308

Preferred collaterals and counter-guarantees “B”	25,467	22,179
No preferred collaterals or counter-guarantees	793,562	563,129
Uncollectible	67,182	68,800

Preferred collaterals and counter-guarantees “A”	15	15
Preferred collaterals and counter-guarantees “B”	8,158	7,764
No preferred collaterals or counter-guarantees	59,009	61,021
Uncollectible according to BCRA regulations	2	—

No preferred collaterals or counter-guarantees	2	—

TOTAL	91,081,626	85,209,636

TOTAL GENERAL	191,514,731	187,056,726

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	03.31.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	24,838,079	12.97%	23,237,722	12.42%
50 following largest customers	33,142,657	17.31%	31,726,036	16.96%
100 following largest customers	18,028,378	9.41%	18,088,037	9.67%
All other customers	115,505,617	60.31%	114,004,931	60.95%

TOTAL	191,514,731	100.00%	187,056,726	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2019

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Non-financial government sector	—	439	—	—	—	—	—	439
Argentine Central Bank (BCRA)	—	1,518	—	—	—	—	—	1,518
Financial sector	—	1,151,309	1,439,943	683,336	812,908	2,153,485	927,058	7,168,039
Non-financial private sector and residents abroad	2,802,765	65,510,904	33,278,915	25,700,104	14,130,459	22,045,021	40,910,430	204,378,598

TOTAL	2,802,765	66,664,170	34,718,858	26,383,440	14,943,367	24,198,506	41,837,488	211,548,594

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

	03.31.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	13,681,470	4.90%	15,293,060	5.89%
50 following largest customers	16,275,703	5.83%	15,553,822	5.99%
100 following largest customers	9,757,712	3.50%	10,544,960	4.06%
All other customers	239,248,612	85.77%	218,371,447	84.06%

TOTAL	278,963,497	100.00%	259,763,289	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF MARCH 31, 2019

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Deposits	246,394,915	24,959,043	9,189,788	4,727,836	50,078	310	285,321,970
Non-financial government sector	1,600,293	81,886	—	—	—	—	1,682,179
Financial sector	230,106	—	—	—	—	—	230,106
Non-financial private sector and residents abroad	244,564,516	24,877,157	9,189,788	4,727,836	50,078	310	283,409,685
Liabilities at fair value through profit or loss	1,969,005	—	—	—	—	—	1,969,005
Derivative instruments	1,611,843	—	—	—	—	—	1,611,843
Other financial liabilities	27,769,578	185,207	239,208	455,568	641,254	15,811	29,306,626
Financing received from the BCRA and other financial institutions	599,723	2,455,022	1,757,202	997,126	190,681	—	5,999,754
Corporate bonds issued	109,164	21,704	320,495	1,291,354	2,641,323	—	4,384,040

TOTAL	278,454,228	27,620,976	11,506,693	7,471,884	3,523,336	16,121	328,593,238

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019

AND THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 03.31.19	Balances as of 12.31.18
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,483	116	(1)	—	—	1,599	1,483
- For administrative, disciplinary and criminal penalties	5,000	—		—	—	5,000	5,000
- Provisions for termination plans	62,135	—	(2)	—	—	62,135	62,135
- Other	3,534,696	270,216	(3)	—	26,271	3,778,641	3,534,696

TOTAL PROVISIONS	3,603,314	270,332		—	26,271	3,847,375	3,603,314

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingences referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

(stated in thousands of pesos)

ACCOUNTS	TOTAL AS OF 03.31.19	AS OF 03.31.19 (per currency)				TOTAL AS OF 12.31.18
		Dollar	Euros	Real	Other
ASSETS
Cash and deposits in banks	58,838,109	54,913,524	3,857,765	30,983	35,837	52,484,375
Debt securities at fair value through profit or loss	613,340	613,340	—	—	—	4,695
Repo transactions	13,307,364	13,307,364	—	—	—	12,706,363
Other financial assets	509,548	504,666	4,882	—	—	649,072
Loans and other financing	70,641,850	70,369,144	272,706	—	—	60,635,907
Non-financial government sector	283	283	—	—	—	—
Argentine Central Bank (BCRA)	1,518	1,518	—	—	—	—
Other financial institutions	289,526	289,526		—	—	248,932
Non-financial private sector and residents abroad	70,350,523	70,077,817	272,706	—	—	60,386,975
Other debt securities	4,342,423	4,342,423	—	—	—	2,279,172
Financial assets pledged as collateral	1,514,390	1,514,390	—	—	—	2,303,947
Investments in equity instruments	18,345	18,345	—	—	—	9,991

TOTAL ASSETS	149,785,369	145,583,196	4,135,352	30,983	35,837	131,073,522

LIABILITIES
Deposits	133,424,107	130,716,673	2,707,434	—	—	114,494,962
Non-financial government sector	541,146	536,987	4,159	—	—	390,264
Financial sector	101,409	101,048	361	—	—	99,865
Non-financial private sector and residents abroad	132,781,552	130,078,637	2,702,915	—	—	114,004,833
Liabilities at fair value through profit or loss	1,162,645	1,162,645	—	—	—	34,797
Other financial liabilities	8,412,380	7,744,505	643,809	—	24,066	5,316,849
Financing received from the BCRA and other financial institutions	5,669,108	5,400,359	268,749	—	—	5,400,682
Other non-financial liabilities	1,073,324	1,070,756	2,568	—	—	946,530

TOTAL LIABILITIES	149,741,564	146,094,937	3,622,560	—	24,066	126,193,820

EXHIBIT O

DERIVATIVES

AS OF MARCH 31, 2019

(stated in thousands of pesos)

Type of Contract	Purpose of the transactions	Underlying asset	Type of settlement	Scope of negotiation or counterparty	Weighted average term originally agreed	Residual weighted average term	Weighted average term for settlement of differences	Amount
SWAPS	Financial transactions own account	—	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	29	11	49	2,884,496
REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	59	8,550,206
REPO TRANSACTIONS	Financial transactions own account	Argentine Government Securities	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	3	452,190
REPO TRANSACTIONS	Financial transactions own account	Argentine Government Securities	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	4	1	134	26,481,279
FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	23,529,723
FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	3	1	85	20,608,553
FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	5	3	141	12,458,630

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019 AND

FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 03.31.19	Balances as of 12.31.18
Other financial assets	69,040	1,367,405	(1)	—	—	1,436,445	69,040
Loans and other financing	4,258,239	1,254,221	(1)	38,707	655,784	4,817,969	4,258,239
Other financial institutions	85,488	14,072		38,683	—	60,877	85,488
Non-financial private sector and residents abroad	4,172,751	1,240,149		24	655,784	4,757,092	4,172,751
Overdrafts	110,147	2,725		—	20,041	92,831	110,147
Instruments	1,164,674	216,394		—	7,769	1,373,299	1,164,674
Mortgage loans	99,518	12,498		—	128	111,888	99,518
Pledge loans	44,250	5,627		—	3,283	46,594	44,250
Consumer loans	808,085	308,618		—	173,018	943,685	808,085
Credit card loans	1,359,528	496,591		—	299,427	1,556,692	1,359,528
Financial leases	47,227	15,263		—	3,549	58,941	47,227
Other	539,322	182,433		24	148,569	573,162	539,322
Private Securities	1,314	190	(2)	—	46	1,458	1,314
Contingent commitments	1,483	116		—	—	1,599	1,483

TOTAL ALLOWANCES	4,330,076	2,621,932	(3)	38,707	655,830	6,257,471	4,330,076

(1)

Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration the disclosures made in Note 8 - Other financial assets and Note 9 - Loans and other financing to the separate financial statements.

(2)	Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(3)	Includes total exchange rate difference of:

- Other financial assets	100,665
- Loans and other financing	164,105
- Private securities	168

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the accompanying condensed interim separate financial statements of BBVA Banco Francés S.A. (the “Entity”), which include the statement of financial position as of March 31, 2019, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, exhibits and selected explanatory notes.

The balances and other information as of December 31, 2018 and March 31, 2018 are an integral part of the aforementioned financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors’ and Management responsibility for the financial statements

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”), and, particularly, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as approved by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), except for section 5.5 “Impairment of Value” of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”. Furthermore, the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions, and Memorandum No. 7/2019, issued by the regulator on April 29, 2019 regarding the valuation of the investment held by the Entity in Prisma Medios de Pago S.A. were taken into account. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Scope of our review

Our responsibility is to issue a conclusion on these condensed interim separate financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying condensed interim separate financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim separate financial statements of BBVA Banco Francés S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying financial statements:

a)

As explained in Note 2 to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework, which differs from IFRS as to the application of section 5.5 “Impairment of Value” of IFRS 9 “Financial Instruments”, which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions.

b)

As explained in Note 2, as provided for by BCRA Communication “A” 6651, the Entity has not applied IAS 29 “Financial Reporting in Hyperinflationary Economies” to the preparation of the accompanying financial statements. The existence of an inflationary context affects the Entity’s financial position and results of operations and, therefore, the inflation impact may distort the financial information, which should be considered in the interpretation of the information provided by the Entity in these financial statements in respect of its financial position, comprehensive income and cash flows. Management estimates that both the Entity’s equity and income may differ significantly, should IAS 29 be applied.

c)

As explained in Note 2, the accompanying financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions.

d)

As explained in Note 2 to the accompanying financial statements, by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest was reclassified to “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the Company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/1019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest.

The aforementioned situations do not modify the conclusion stated in the Conclusion paragraph, but it should be considered by those users that apply IFRS to the interpretation of the accompanying financial statements.

City of Buenos Aires, May 8, 2019

María Gabriela Saavedra

Partner

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

BBVA BANCO FRANCÉS S.A.

Registered Office: Av. Córdoba 111

Autonomous City of Buenos Aires

1.	Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of BBVA BANCO FRANCÉS S.A. (hereinafter, either “BBVA Francés” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim statement of financial position as of March 31, 2019, and the consolidated condensed statements of comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period then ended, and their respective supplementary Notes and Exhibits, as well as the separate condensed financial statements of BBVA Francés as of March 31, 2019, and its related Notes and Exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions laid down by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors KPMG, who, on May 8, 2019, issued their limited review report on the interim financial statements as of March 31, 2019, with an unqualified opinion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3.	Supervisory Committee’s Opinion

Based on our review, we have no observations to raise on the accompanying interim financial statements of BBVA Francés for the three-month period ended March 31, 2019 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4.	Emphasis Matter

a)

As explained in Note 2 to the accompanying consolidated financial statements and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and management in accordance with the financial reporting framework established by the BCRA. These standards differ from the IFRS in that the BCRA has temporarily excluded the application of paragraph 5.5 “Impairment” of IFRS 9 “Financial instruments” from the financial reporting framework applicable to financial institutions.

b)

As explained in Notes 2.b) and 3 to the consolidated financial statements and in Note 2 to the separate financial statements, in compliance with the provisions of Communication “A” 6651 handed down by the BCRA, in preparing the accompanying financial statements, the Entity has not applied the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies.” The existence of an inflationary context affects the Entity’s financial position and profit or loss and, therefore, the impact of inflation may distort financial disclosures and shall be taken into consideration in the interpretation of the information the Entity provides in the accompanying financial statements concerning its financial position, comprehensive income and cash flows. Management estimates that the Entity’s shareholders’ equity and profit or loss may substantially differ if IAS 29 was applied.

c)

As explained in Note 2.c) to the consolidated financial statements and in Note 2 to the separate financial statements, such financial statements were prepared in accordance with the terms set out in Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the treatment to be afforded to uncertain tax positions.

d)

As explained in Note 2.d) to the consolidated financial statements and Note 2 to the separate financial statements, in connection with the partial disposal of the equity interest in Prisma Medios de Pago S.A., the remaining portion was reclassified to “Investments in Equity Instruments,” and measured at fair value through profit or loss, based on a valuation report on such company prepared by an external appraiser, net of the valuation adjustment established by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019.

The matters pointed out in the preceding paragraphs do not alter our conclusion stated in the preceding paragraph, but should be taken into account by users who rely on IFRS to understand the accompanying financial statements.

5.	Information Required by Applicable Provisions

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity’s financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards handed down by the BCRA.

The financial statements referred to in paragraph 1 have been transcribed to the Financial Statements for Reporting Purposes book, and arise from the Entity’s accounting records which have been kept, in all formal aspects, in accordance with applicable legal provisions.

Pursuant to the BCRA’s requirements, as of March 31, 2019, the Entity’s shareholders’ equity and minimum cash contra-account in eligible assets required by the Argentine Securities Commission (CNV) exceed the respective minimum requirements established in applicable standards, as indicated in Note 51 to the accompanying consolidated financial statements and in Note 2 to the separate financial statements.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550, including attending to Board of Directors’ meetings.

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

Autonomous City of Buenos Aires, May 8, 2019

ALEJANDRO MOSQUERA

ATTORNEY

C.P.A.C.F. Vol. 30 – Fol. 536

C.P.S.I. Vol. XXII – Fol. 433

On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL PERIOD ENDED

MARCH 31, 2019

(Consolidated, stated in thousands of pesos)

On December 12, 2016, the BCRA decided to apply International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2018 subject to the temporary exception of Section 5.5 - “Impairment”, in IFRS 9 and the International Accounting Standard (IAS) No. 29 “Reporting on hyperinflationary economies”, and considering, in turn, the accounting standards set forth by the referred entity through Memorandum No. 6/2017 regarding the criterion to be applied in recognizing uncertain tax positions. Besides, in the particular case of International Accounting Standard (IAS) No. 29, the Argentine Central Bank has temporarily excluded its application until January 1, 2020. Additionally, the regulations set forth by the BCRA through Memorandum No. 7/2019 dated April 29, 2019, as regards the accounting treatment to be applied to the remaining investment held in Prisma Medios de Pago S.A. (“Financial reporting framework set forth by the BCRA”) has been considered. As a consequence of the application of those standards, BBVA Francés presents its financial statements prepared pursuant to the new financial reporting framework set forth by the BCRA as of March 31, 2019 and December 31, 2018.

As of March 31, 2019, assets amounted to 387,741,996, liabilities amounted to 343,333,168 and shareholders’ equity amounted to 44,408,828.

On September 25, 2018, BBVA Francés ceased to have control of Volkswagen Financial Services Compañía Financiera S.A. (VWFS) due to the termination of the two-year term committed by the Bank to provide financing to the company if it failed to diversify its sources of funding.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.9 million customers as of March 31, 2019. That network includes 252 branches providing services for the retail segment and also to small and medium enterprises and organizations. Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 14 in-company banks, one point of sales, two points of Customer service booths, 856 ATMs and 838 self-service terminals.

Also, it has a telephone banking service, a modern, safe and functional Internet banking platform, a mobile banking app and a total of 6,153 employees as of March 31, 2019.

The private loans portfolio totaled 185,303,977 pesos as of March 31, 2019, reflecting an increase by 32.90% as compared to the previous year, which allowed the Bank to maintain the market share in 7.7% at the end of the fiscal period.

The growth of the loans portfolio was backed by the growth of the mortgage loans portfolio, which recorded an increase by 87.79% as compared to March 2018, while the credit cards business continued to strengthen, increasing the consumer market share. Pledge loans have dropped during the period mainly due to the effect generated by the deconsolidation of Volkswagen Compañía Financiera.

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 2.21%, with a coverage level (total allowances/irregular performance) of 114% as of March 31, 2019.

The total exposure for securities totaled 64,016,350 pesos at year end, including repos both with the BCRA and Argentina.

Information not Covered by the Review Report.

In terms of liabilities, customers’ resources totaled 278,707,027, with a 74.24% increase over the last twelve months.

The market share of deposits to the private sector reached 7.77% as of March 31, 2019.

Breakdown of changes in the main income/loss items:

BBVA Francés recorded an accumulated profit 6,809,821 as of March 31, 2019, representing a return on average liabilities of 2.5% and a return on average assets of 2.2%.

Net financial income totaled 9,751,251, with an 91% growth as compared to March 2018, mainly driven by the growth of the activity and better spreads.

Net income from services totaled 1,324,023, accounting for a 94.79% increase compared to March 2018. This increase is mainly due to higher income from deposit accounts as a result of both the increase in activity and the rise in prices and commissions charged on credit and debit cards, which is reflected in the increase in the consumer segment share.

On February 1, 2019, within the Divestiture Commitment assumed by Prisma Medios de Pago S.A. and its shareholders to Argentina’s Federal Commission for the Defense of Competition, the amount of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share held by the Bank in Prisma Medios de Pago S.A. was transferred to AI ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity), accounting for 51% of the Bank’s shareholding in said company.

The total estimated price adjusted at period-end is USD 78.3 million. Out of this amount, the Bank has received USD 46.5 million,and the unpaid balance of USD 31.8 million shall be deferred over the following 5 (five) years and settled as follow. Thirty per cent (30%) shall be paid in Pesos, adjusted by applying the CER (UVA) at an annual nominal rate of 15% and 70% in US Dollars at an annual nominal rate of 10%.

By virtue of the partial sale of the shareholding in Prisma Medios de Pago S.A. the remaining stake has been measured at fair value through profit and loss on the basis of the valuation reports issued by independent appraisers net of the valuation adjustment mandated by the Argentine Central Bank.

Administrative expenses and personnel benefits totaled 4,757,010, a 37.27% growth in relation to those recorded for March 2018. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union. The remaining expenses grow due to the increased volume of activity, the general increase in prices, currency depreciation and increase in utility rates.

Outlook

2019 will be a year of large challenges for Argentina and the financial system.

In this context, BBVA Francés has strengthened its strategy based on the growth and transformation for the purpose of leading a more efficient financial system and with a tendency towards consolidation and offering a better experience to customers through a change in banking.

Along this line, the growth plan will be focused both on obtaining new customers and strengthening the relationship with customers already in the portfolio, for the purpose of increasing cross-selling, improving the quality of service and enhancing efficiency levels as well as the development and training of teams.

Information not Covered by the Review Report.

Besides, the aspiration is also to grow in terms of balance sheet size. Therefore, BBVA Francés will focus on those business niches whose development is in full swing right now and on broader penetration in the case of the products and/or segments with the lowest levels of market share.

When it comes to consumer products, BBVA Francés will continue to work in order to reach a leading position in the mortgage business, see its market share in consumer loans resume an upward trend in terms of growth and maintain its outstanding position in the pledge loan and credit card segment hand in hand with its strategic partners.

When it comes to commercial lines, BBVA Francés will seek to grow its market share and to increase penetration in the smaller companies segment providing solutions in line with their needs and the new business scenario. In this respect, BBVA will focus on maintaining and attracting new customers, increasing the quantity of qualified companies and increasing the quantity of payrolls managed to evolve in terms of cross-sell.

When it comes to liabilities, the plan for 2018 will focus on increasing retail funding with an eye on a more efficient mix and on developing more relevant liabilities in order to take advantage of the transformation that the market is going through.

Information not covered by the Review Report.

CONSOLIDATED BALANCE SHEET STRUCTURE

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	03.31.19 (1)	03.31.18 (1)	03.31.17 (1)
Total Assets	387,741,996	224,274,443	169,259,145
Total Liabilities	343,333,168	192,104,228	149,441,100
Parent’s Shareholders’ Equity	44,375,264	31,645,338	19,538,595
Non-controlling interest	33,564	524,877	279,450
Total Liabilities + Non-controlling Interest + Shareholders’ Equity	387,741,996	224,274,443	169,259,145

	03.31.16 (2)	03.31.15 (2)
Total Assets	115,318,807	81,177,530
Total Liabilities	100,062,559	69,606,605
Minority Interest	374,801	308,103
Shareholders’ Equity	14,881,447	11,262,822
Total Liabilities + Minority Interest + Shareholders’	115,318,807	81,177,530

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED STATEMENT OF INCOME STRUCTURE

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS FISCAL YEARS

(Stated in thousands of pesos)

	03.31.19 (1)	03.31.18 (1)	03.31.17 (1)
Net interest income	9,751,251	5,105,198	3,585,084
Net commission income	1,494,815	679,719	555,009
Net income from measurement of financial instruments at fair value through profit or loss	2,464,277	309,176	130,666
Net income/(loss) from write-down of assets at amortized cost and at fair value	(4,183)	1,367	—
Foreign currency quotation differences	1,174,542	695,250	305,895
Other operating income	3,390,923	1,742,608	1,806,624
Loan loss provision	(2,358,139)	(526,194)	(380,226)
Net Operating income	15,913,486	8,007,124	6,003,052
Personnel benefits	(2,712,587)	(1,957,189)	(1,559,287)
Administrative expenses	(2,044,423)	(1,508,192)	(1,231,009)
Asset depreciation and impairment	(358,361)	(199,042)	(122,468)
Other operating expenses	(2,538,043)	(2,153,710)	(2,355,712)
Operating income	8,260,072	2,188,991	734,576
Income from associates and joint ventures	117,003	39,877	72,856
Income before income tax	8,377,075	2,228,868	807,432
Income tax from continuing activities	(2,366,004)	(662,724)	(243,885)
Net income from continuing activities	6,011,071	1,566,144	563,547
Net income for the period	6,011,071	1,566,144	563,547

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

	03.31.16 (2)	03.31.15 (2)
Financial income	2,983,692	2,285,429
Loan loss provision	(161,351)	(143,097)
Income from services	931,083	960,451
Administrative expenses	(2,101,298)	(1,584,248)

Net intermediation income	1,652,126	1,518,535
Miscellaneous profits and losses	250,483	117,680
	(148,487)	(180,596)
Miscellaneous profits and losses - net	101,996	(62,916)
Loss from minority interest	(38,735)	(32,046)
Income tax	(550,303)	(492,627)

Net income for the period	1,165,084	930,946

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE WITH

THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	03.31.19 (1)	03.31.18 (1)	03.31.17 (1)
Net cash used in operating activities	(4,207,148)	(2,662,051)	(5,239,581)
Net cash used in investing activities	(216,475)	(319,653)	(209,703)
Net cash generetaed by / (used in) financing activities	1,271,425	(25,084)	(836,399)
Effect of Exchange rate changes	8,037,189	1,372,835	(295,974)

Total cash generated by / (used in) during the period	4,884,991	(1,633,953)	(6,581,657)

	03.31.16 (2)	03.31.15 (2)
Net cash (used in) / generated by operating activities	(3,152,965)	679,055
Net cash used in investing activities	(503,976)	(137,140)
Net cash used in financing activities	(1,181,784)	(279,061)

Total cash (used in) / generated by during the period	(4,838,725)	262,854

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

	03.31.19 / 18 (1)	03.31.18 / 17 (1)
Total loans	32.90%	69.39%
Total deposits	74.24%	30.29%
Income / (loss)	283.81%	177.91%
Shareholders’ Equity	38.04%	62.33%

	03.31.17 / 16 (2)	03.31.16 / 15 (2)	03.31.15 / 14 (2)
Total loans	40.20%	36.97%	17.71%
Total deposits	53.33%	44.70%	23.38%
Income / (loss)	37.82%	25.15%	(31.65%)
Shareholders’ Equity	15.28%	32.13%	32.32%

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

COMPARATIVE RATIOS WITH THE SAME PERIODS FOR PREVIOUS YEARS

	03.31.19 (1)	03.31.18 (1)	03.31.17 (1)
Solvency (a)	12.93%	16.75%	13.26%
Liquidity (b)	52.59%	33.55%	45.21%
Tied-up capital(c)	27.36%	29.45%	43.82%
Indebtedness (d)	7.73	5.97	7.54

(a)	Total Shareholders’ Equity/Liabilities.
(b)	Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.
(c)	Sum of intangible assets and property, plant and equipment/Shareholders’ Equity.
(d)	Total Liabilities/Shareholders’ Equity.

	03.31.16 (2)	03.31.15 (2)	03.31.14 (2)
Solvency (a)	14.82%	16.11%	15.14%
Liquidity (b)	51.07%	50.01%	43.46%
Tied-up capital(c)	2.64%	2.91%	2.49%
Indebtedness (d)	6.75	6.21	6.60

(a)	Total Shareholders’ Equity/Liabilities (including minority interest).
(b)	Sum of cash and due from banks and government and private securities/deposits.
(c)	Sum of premises and equipment, miscellaneous assets and intangible assets/Assets.
(d)	Total Liabilities (including minority interest)/Shareholders’ Equity.

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 of the BCRA and the provisions of Memorandum No. 7/2019.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)

Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the financial statements’ comparability with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

The Shareholders’ Meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new registered, common shares. Refer to Note 29. Share Capital of the Consolidated Financial Statements of BBVA Banco Francés S.A.

On January 18, 2018, the Entity made a capital contribution in proportion to its ownership interest in Volkswagen Financial Services Compañía Financiera S.A. in the amount of 204,000 thousand pesos, equivalent to 204,000,000 non-endorsable, registered, common shares, with a value of $1 and one vote per share.

On September 25, 2018, the Entity made a capital contribution in proportion to its ownership interest in Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. in the aggregate amount of 26,945 thousand pesos, equivalent to 26,944,600 non-endorsable, registered common shares, with a value of $1 and one vote per share.

On March 8, 2019, the Bank’s Board of Directors submitted to its Shareholders’ Meeting a proposal to merge BBVA Francés Valores S.A. in order to attain more efficiency in its administrative processes and thus, provide better service to its customers. In this regard, the Bank’s Board of Directors approved the merger consolidated balance sheet and authorized the filing of the merger prospectus with the CNV in order to apply for the authorization of the transaction by such entity.

2.	Classification of the balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown by Term of Loans and Other Financing”, and “Exhibit I - Breakdown of Financial Liabilities by Remaining Terms” of BBVA Banco Francés S.A.’s Consolidated Financial Statements.

3.	Classification of the balances receivable (financing) and payable (deposits and liabilities), to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With Interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans and other financing	95,407,714	18,925,144	141,943	70,831,134	—

TOTAL	95,407,714	18,925,144	141,943	70,831,134	—

Item	Local currency			Foreign currency
In thousands of Pesos	With Interest rate clause	With CER adjustment clause	Without Interest rate clause	With interest rate clause	Without interest rate clause	Securities
Deposits and corporate bonds
Deposits	79,012,777	3,936,770	31,833,491	139,094,126	24,829,863	—
Other liabilities (1)	5,284,867	—	37,342,644	5,670,019	9,885,487	613,063

TOTAL	84,297,644	3,936,770	69,176,136	144,764,144	34,715,350	613,063

(1)

Includes the Following items: Derivative instruments. Repo Transactions. Other financial liabilities. Loans received from the BCRA and other financial institutions. Corporate bonds issued. Other non-financial Liabilities and Current and deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

Refer to Note 45. Subsidiaries and Note 46. Related Parties of the Consolidated Financial Statements of BBVA Banco Francés S.A.

5.	Receivables from sales or loans to directors.

Refer to Note 46. Related Parties of the Consolidated Financial Statements of BBVA Banco Francés S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.

Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property, plant and equipment and other assets, used as limits for their respective accounting valuations.

To determine the “recoverable values”, the net realization value for the status and condition of property, plant and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	6,308,772	15,101,286
Buildings, machines, equipment, furniture, fixtures and works of art	Fire, vandalism and earthquake	22,541,772	11,985,663
Motor vehicles	All kinds of risks and third-party insurance	23,421	11,760
Furniture, electronic equipment used in IT, signage and telephones	Transportation of goods	86,707	—

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

-	Refer to Note 15. Income Tax of the Consolidated Condensed Interim Financial Statements of BBVA Banco Francés S.A.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Preferred shares cumulative dividends unpaid.

None.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

Refer to Note 47 Restrictions on the payment of dividends of the Consolidated Financial Statements of BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: June 26, 2019	By:	/s/ Ernesto R. Gallardo Jimenez
Name: Ernesto R. Gallardo Jimenez
Title: Chief Financial Officer